Exhibit 99.1

EXCERPTS FROM CONFIDENTIAL OFFERING MEMORANDA DATED MARCH 24, 2017

As used in these excerpts, unless otherwise indicated or the context otherwise requires,

•	the terms “we,” “us,” “our,” “Intelsat,” and the “Company” refer to Intelsat S.A. and its currently existing subsidiaries on a consolidated basis, or the combined company, following consummation of the Combination,

•	the term “Intelsat S.A.” refers to Intelsat S.A. and not to any of its subsidiaries,

•	the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary and the direct parent of Intelsat Jackson, and not to any of its subsidiaries,

•	the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s indirect wholly-owned subsidiary, and not to any of its subsidiaries,

•	the term “Issuer” refers to the applicable issuer of the notes subject to the applicable Exchange Offer and Consent Solicitation,

•	the term “OneWeb” refers to (i) prior to completion of the OneWeb Redomiciliation by Share Exchange (as defined herein), WorldVu Satellites Limited and its currently existing subsidiaries on a consolidated basis, (ii) from and after completion of the OneWeb Redomiciliation by Share Exchange but prior to the consummation of the Combination, the Luxembourg Company (as defined herein) and its subsidiaries, on a consolidated basis, as existing from and after completion of the OneWeb Redomiciliation by Share Exchange, and (iii) from and after the consummation of the Combination, the subsidiaries of the Luxembourg Company as they existed, on a consolidated basis, immediately prior to the consummation of the Combination,

•	the term “SoftBank” means SoftBank Group Corp.,

•	the term “combined company” refers to Intelsat S.A. and its subsidiaries following consummation of the Combination, at which time OneWeb will be a wholly-owned subsidiary thereof,

•	all references to transponder capacity or demand refer to transponder capacity or demand in the C-band, Ka-band and Ku-band only,

•	the terms “Exchange Offers” and “Affiliates Exchange Offers” mean the exchange offers as described in the press release issued by Intelsat S.A. on March 24, 2017,

•	the terms “Consent Solicitations” and “Affiliates Consent Solicitations” mean the consent solicitations as described in the press release issued by Intelsat S.A. on March 24, 2017,

•	the term “Combination Agreement” means the Combination Agreement, dated as of February 28, 2017, by and between Intelsat and OneWeb, as it may be amended, supplemented, or modified from time to time in accordance with its terms,

•	the term “Share Purchase Agreement” means the Share Purchase Agreement, dated as of February 28, 2017, by and between Intelsat and SoftBank and, for certain limited purposes described therein, OneWeb, as it may be amended, supplemented, or modified from time to time in accordance with its terms,

•	the term “Combination” means the combination of OneWeb and Intelsat on the terms and subject to the conditions set forth in the Combination Agreement, and

•	the term “SoftBank Investment” means the investment by SoftBank or its permitted assignees for common and/or preferred shares of Intelsat on the terms and subject to the conditions set forth in the Share Purchase Agreement.

The excerpts should be read together with Intelsat S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 filed on February 28, 2017 (referred to as the “Annual Report”). You should not assume that the information set forth in the excerpts is accurate as of any date other than the date of the confidential offering memoranda.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Offering Memorandum and the documents incorporated herein by reference constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Offering Memorandum, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our statements regarding certain plans, expectations, goals, anticipated synergies and cost savings, projections, and beliefs about the benefits of the Transactions and the transactions parties’ plans, objectives, expectations and intentions, the currently anticipated terms of certain of the intercompany agreements described in this Offering Memorandum and arrangements and the currently anticipated terms of the Series B Preferred Shares, and the expected timing of completion of the Transactions; our belief that the growing worldwide demand for reliable broadband connectivity everywhere at all times, together with our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, provide us with a platform for long-term success; our belief that the new and differentiated capacity of our next generation Intelsat EpicNG satellites will provide inventory to help offset recent trends of pricing pressure in our network services business; our outlook that the increased volume of services provided by our Intelsat EpicNG fleet is expected to stabilize business activity in the network services sector; our expectation that over time new demand for capacity to support the new 4K format, also known as ultra-high definition, could compensate for reductions in demand related to use of new compression technologies in our media business; our expectation that our investment in a new generation of ground hardware will simplify access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our belief that the continued deployment of our next generation capacity in 2017 will increase opportunity to capture growth from new applications and meet the demand for evolving customer requirements; our expectation that we will not replace our existing fleet of approximately 50 satellites on a one-for-one basis; our expectation that our next generation investment strategy, which includes the deployment of space and terrestrial network elements, will allow us to deliver high performance bandwidth while improving unit costs through efficiency and simplified access to satellite communications, potentially opening much larger and faster growing sectors than those traditionally served by our industry; our expectation that our development partnership with Kymeta Inc. will result in an affordable, flat antenna that could be installed in the automotive sector, enabling connected cars on a global basis as well as other mobility applications; our belief that our investment in Phasor will result in antenna technology that has a form factor to support broadband communications for the business jet sector that will enhance the transformation of our capabilities; our expectations of pricing for our services in the future; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns generated by our assets by developing and managing our capacity in a disciplined and efficient manner; our projection that our government business will benefit from the increasing demands for mobility services from the U.S. government for aeronautical and ground mobile requirements; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; our intent to consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio; our belief that developing differentiated services and investing in new technology will allow us to unlock opportunities that are essential, but have been slow to develop due to cost and/or technology challenges; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risks of future anomalies occurring on our satellites; our plans for satellite launches in the near-term; our expected capital expenditures in 2017 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; the impact on our financial position or results of operations of pending legal proceedings; our expectation that OneWeb will commence satellite launches in 2018; the availability of capital to OneWeb to fund the development, construction and deployment of its satellite constellation including new satellite and antenna technology; OneWeb’s belief that the demand for broadband access and connectivity, as well as wireless communications services via satellite, including the demand for fixed and mobile data services and the reliance on the Internet of Things will continue and increase globally; OneWeb’s ability to compete effectively with satellite-based and terrestrial competitors, as well as other potential competitors and new technologies; OneWeb’s reliance on a limited number of manufacturers, suppliers, launch service providers and vendors in connection with the design, manufacture and development of its satellites, assembly lines and manufacturing facilities, the launch and deployment of its satellite constellation and gateway earth stations, and the supply of equipment and services for OneWeb’s low-earth orbit (“LEO”), non-geostationary orbit (“NGSO”) satellite system (the “OneWeb System”); the ability of manufacturers, suppliers, launch service providers and vendors to effectively perform and deliver in accordance with their agreements with OneWeb, including their ability to meet OneWeb’s satellite launch and deployment schedule; OneWeb’s reliance on SoftBank to resell OneWeb Capacity to third-party distribution and service providers, and the ability of OneWeb, SoftBank. third-party distribution partners and service providers to sell OneWeb products and services to end-users; the ability to develop effective low-cost functional antennas for OneWeb’s user terminals; and OneWeb’s expectations and beliefs on the relative priority of its claims with respect to ITU spectrum and orbital usage rights and U.S. spectrum licenses, and its ability to obtain the licenses, permits and regulatory approvals needed to conduct its business in accordance with its business plan and timing schedule.

The forward-looking statements made in this Offering Memorandum and the documents incorporated herein by reference reflect our and OneWeb’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our or OneWeb’s control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in this Offering Memorandum and the documents incorporated by reference, the political, economic and legal conditions in the markets we or OneWeb are targeting for communications services or in which each of us operates and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from historical results or developments or the forward-looking statements made in this Offering Memorandum include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	the possibility that the Transactions do not close when expected or at all or are changed for any reason;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions;

•	competitive responses to the proposed transactions;

•	the possibility that the anticipated benefits of the Transactions are not realized when expected or at all;

•	the possibility that the Transactions may be more expensive to complete than anticipated;

•	diversion of management’s attention from ongoing business operations and opportunities resulting from the Transactions;

•	the possibility that the condition to the Transactions relating to the completion of the Exchange Offers and the Affiliates Exchange Offers may not be satisfied, or may be satisfied on different terms than currently proposed;

•	the possibility that the Intercompany Agreements (as defined below) are not entered into on the terms anticipated or at all;

•	the possibility that the intercompany agreements as described in this Offering Memorandum is not entered into on the terms anticipated or at all;

•	litigation; and

•	other risks discussed in “Risk Factors.”

Although each of the Company and OneWeb believes that the expectations reflected in the forward-looking statements are reasonable based on information available to management at the time such statements were made, neither the Company nor OneWeb can guarantee future results, level of activity, performance or achievements. Because actual results could differ materially from those intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Offering Memorandum and to view all forward-looking statements made in this Offering Memorandum with caution. Neither the Company nor OneWeb undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

. . .

Intelsat

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We are an industry leader, using innovative technology and new services to transform our business and that of our customers by expanding the types of applications that can be served by satellite-based solutions. Our global scale, expertise with data and video applications on every continent, technology leadership and leading portfolio of spectrum rights are attributes which position us for an increasing role in a world where connectivity everywhere, and to all devices, is viewed as a necessity for economic growth.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and internet service providers (“ISPs”). We are also the leading provider of commercial satellite communication services to the U.S. government and other select military organizations and their contractors. Regionally, our business is highly diversified, and we earn a leading share in each region served.

Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions often provide higher reliability than is available from local terrestrial telecommunications services and allow our customers to reach geographies that they would otherwise be unable to serve.

In the future, we expect our Globalized Network to be an integral part of machine-to-machine networks, especially those requiring massive software updates best delivered via broadcast, such as networks connecting cars and other vehicles. As we invest in new constellations, such as our Intelsat EpicNG high-throughput satellite platform and LEO satellites, and new ground technologies, such as electronic antennas, we are creating a portfolio of solutions that will be interoperable with other telecommunications technologies, seamlessly integrated with other telecommunications solutions that will be required to address the immense connectivity requirements of a fully-connected and converged landscape.

We hold the largest collection of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 52% of our capacity is currently focused.

We believe our global scale, Globalized Network, leadership position, and valuable customer relationships enable us to benefit from growing demand for reliable broadband connectivity, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional data networks, fixed and wireless, notably in emerging regions, and the upgrade of those networks to 3G/4G/5G as content is increasingly consumed on mobile devices;

•	Universal access to broadband connectivity through fixed and mobile networks by consumers, corporations, government and other organizations;

•	Increasing deployment of in-flight and on-board broadband access for consumer and business applications in the commercial and private flight and maritime sectors;

•	Requirements for cost-efficient space-based network solutions for fixed and mobile government and military applications; and

•	Global demand for services which enable connected devices, such as machine-to-machine communications and the Internet of Things (“IoT”), particularly with respect to connected car applications.

We believe that we have the largest, most reliable and most technologically advanced commercial communications network in the world. Our global communications system features a fleet of approximately 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the fixed satellite services (“FSS”) sector.

Our next generation high-throughput satellites, known as Intelsat EpicNG, are designed specifically to reduce cost of service by optimizing performance and efficiency to the user. Our goal is to transform our network as we incorporate these next generation technologies, and we expect we will be able to provide commercial customers with services that allow them to innovate and develop new high bandwidth applications, in turn transforming their business and expanding the territories that they can profitably serve. Our new fleet has been designed to commercial-grade standards. This allows us to offer committed information rates for our service provider customers, as compared to satellite networks designed primarily to provide consumer “best effort”-grade services.

Our satellite capacity is complemented by our suite of IntelsatOne® managed services, including our Internet Protocol/Multiprotocol Label Switching terrestrial network comprised of leased fiber optic cable, access to Internet points of presence (“PoPs”), multiplexed video and data platforms and owned and operated teleports, and growing network of partner teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast, scalable, secure and high performance infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them maximizing potential distribution of television programming; and

•	Rapidly deployable communications infrastructure for disaster recovery.

We believe that our hybrid satellite-terrestrial network, combined with the world’s largest collection of FSS spectrum rights, is a unique and valuable asset.

Our network architecture is flexible and, coupled with our global scale, provides strong capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. In 2016, we launched two of our next generation Intelsat EpicNG satellites, Intelsat 29e and Intelsat 33e, placed into service during the first quarters of 2016 and 2017, respectively. Our technology has utility across a number of requirements, with minimal customization to address diverse applications.

We have a reputation for operational and engineering excellence, built on our experience of over 50 years in the communications sector. Our network delivered 99.993% network availability on all satellites to our customers in 2016. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our ability to grow.

As of December 31, 2016, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $8.7 billion, roughly four times our 2016 annual revenue. For the year ended December 31, 2016, we generated revenue of $2.19 billion and net income attributable to Intelsat of $990.2 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $1.65 billion, or 75% of revenue, for the year ended December 31, 2016.

In 2015 and 2016, the satellite sector encountered pricing pressure in certain regions and applications, which affected our business. We believe we benefit from a number of characteristics that allow us to effectively manage our business despite these competitive and geo-economic pressures:

•	Significant long-term contracted backlog, providing a foundation for predictable revenue streams;

•	The entry into service of our next generation Intelsat EpicNG platform. Our Intelsat EpicNG platform was designed to support new services representing $2.8 billion of potential incremental growth by 2021 from expanded enterprise, wireless infrastructure, mobility, internet of things and government applications;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 78% in the past three years; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable broadband connectivity everywhere at all times, provide us with a platform for long-term success.

Corporate and Other Information

The Issuer and the Parent Guarantor are public limited liability companies (sociétés anonymes) registered in Luxembourg. The Issuer is registered at the Register of Commerce and Companies in Luxembourg (the “R.C.S. Luxembourg”) under number B149.942 and the Parent Guarantor is registered at R.C.S. Luxembourg under number B162.135. The mailing address and telephone number of our registered office are: 4, rue Albert Borschette, L-1246 Luxembourg, Grand Duchy of Luxembourg, tel: +(352) 27-84-1600.

OneWeb

Overview

OneWeb is building what it expects to be the world’s first satellite system capable of bringing terrestrial quality broadband services to small terminals anywhere on Earth. Founded in 2012, OneWeb aims to provide reliable, low-latency broadband connectivity to hundreds of millions of end-users and enterprises around the world. To accomplish this goal, OneWeb is building an initial constellation of 882 LEO satellites that will operate in 18 polar orbiting planes of 49 satellites each. Commencement of service is expected as early as late 2019, with full global coverage expected by 2022.

OneWeb’s LEO constellation will operate closer to the earth than traditional geostationary communications satellites, which is expected to reduce latency and provide end-users a more responsive connectivity experience. OneWeb’s user experience is expected to be similar to fixed broadband (i.e., without a noticeable delay), which will enable the use of applications and products not traditionally suited for satellite connectivity. OneWeb believes that these qualities will make its system well suited for two-way data communications that require nearly real time, high-speed access anywhere on Earth. The OneWeb service is targeted to appeal to consumer and enterprise broadband markets, cellular backhaul for both macro and small cells, and specialized mobility applications, including aeronautical and maritime applications.

OneWeb has partnered with Airbus Defence and Space to form a joint venture, OneWeb Satellites, for the manufacture of its LEO constellation. OneWeb Satellites intends to utilize a modular design and a mass production assembly line approach to minimize per-satellite manufacturing costs. The OneWeb Satellite supply chain is substantially advanced with nearly 90% of the component supply chain under contract. For the network elements of the OneWeb System, OneWeb has contracted with industry leaders, such as Qualcomm and Hughes. The OneWeb System is expected to be an Internet Protocol (“IP”) network based on the 3rd Generation Partnership Project Long-Term Evolution (commonly referred to as “4G”) standards and to function as a transparent internet link between customer networks and end-user equipment anywhere in the world, enabling end-users to connect to the internet using their mobile phones, laptops/PCs and tablets.

OneWeb is executing a multi-stage test program of the OneWeb System. OneWeb is currently testing fully functional satellite components and engineering models to ensure functional compliance. Later this year, OneWeb expects to produce two satellites that will undergo an extensive test program to fully qualify the satellite design. In parallel, the ground equipment and network for the OneWeb System are being designed, built and tested to verify compliance with system requirements. In 2018, pilot ground sites (gateways) are expected to be installed and “Pilot Satellites” are expected to be launched into orbit to test end-to-end compliance, operations and performance of the satellite and related ground infrastructure. The Pilot Satellites are expected to be fully functional and once validated in orbit are expected to become part of the larger fleet.

The Pilot Satellites will be built and tested at the OneWeb Satellites facility in Toulouse, France, and procurement of specialized tooling for the factory line at this facility has been initiated and is expected to be ready for satellite assembly in the summer of 2017. Additionally, OneWeb Satellites broke ground in March 2017 on a facility in Exploration Park, Florida. The Toulouse facility will house the first OneWeb Satellites assembly line that will be used for testing and validation of the Pilot Satellites. Following completion of the testing program, it is expected that production of the full constellation will be carried out at the Florida facility.

OneWeb has secured certain priority rights at the International Telecommunication Union (“ITU”) to approximately 7 GHz of globally harmonized spectrum for NGSO constellation. OneWeb believes it is on track to meet regulatory deadlines with the planned launch of its first satellite in 2018. A key regulatory requirement to retaining rights to this spectrum is that the OneWeb System comply with the rules that protect geostationary satellite operations. The OneWeb System is being designed to meet this key regulatory criterion.

For the fiscal years ending December 31, 2015 and 2016, respectively, on a consolidated basis (including OneWeb Satellites, a variable interest entity of which OneWeb is the primary beneficiary) OneWeb had approximately $27 million and $51 million of operating expenses and approximately $101 million and $190 million of cash capital expenditures. OneWeb did not have any material revenues in the last two fiscal years. As of December 31, 2015 and 2016, respectively, on a consolidated basis (including OneWeb Satellites, a variable interest entity of which OneWeb is the primary beneficiary) OneWeb had approximately $459 million and $511 million of total assets, $28 million and $125 million of total liabilities, and $354 million and $112 million of cash and cash equivalents.

Financing the Development of OneWeb’s Constellation

Over 90% of the supply chain for the OneWeb Generation I satellite is currently under contract, and in aggregate, OneWeb contemplates total capital expenditures to develop the OneWeb Generation I constellation will be approximately $4 billion.

OneWeb has successfully raised $1.7 billion of equity and committed equity to date, including approximately $645 million to be funded upon consummation of the Combination or, if earlier, upon OneWeb obtaining loans from Export Credit Agencies (“ECAs”), ECA guaranteed lenders, development finance or other multilateral institutions. OneWeb is currently moving through the process of securing the OneWeb Satellite Financing (as defined in this Offering Memorandum under “Summary—Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions”) from such institutions in an amount of up to approximately $3.0 billion which, combined with the equity already raised, will fund the development of the OneWeb Generation I constellation.

Description of Material Relationships of OneWeb

The following contains a summary of certain key OneWeb relationships involving the manufacture, development and launch of its initial satellite constellation system and the sale of capacity and related services. Because it is in the process of developing its initial satellite constellation system, OneWeb expects that certain of these relationships will evolve as the relevant agreements forming the basis of such relationships are negotiated, amended or restated, in some cases materially, as needed to complete the development, manufacture and deployment of its initial satellite constellation system.

Satellite Manufacturing

Airbus OneWeb Satellites

Airbus OneWeb Satellites LLC (“OWS”), a U.S.-based joint venture equally owned by OneWeb and Airbus Defence and Space SAS (“Airbus”), is expected to be the exclusive supplier of satellites to OneWeb for its initial and second-generation satellite constellations.

Pursuant to a Contract Terms and Conditions for Design and Development of the Generation I constellation (the “Design and Development Contract”), OWS has agreed to provide to OneWeb all necessary personnel, material, services and facilities and related ancillary services to develop, manufacture, test and deliver an agreed number of flatsats (i.e., satellite test beds), software test benches, qualification models and Pilot Satellites, at cost-plus pricing.

After the pilot program passes its critical design review, OneWeb and OWS will enter into a Purchase Contract (the “Generation I Purchase Contract”) pursuant to which OWS will manufacture and deliver to OneWeb the approximately 900 satellites that will comprise OneWeb’s initial constellation, along with a number of satellite simulators, certain support services, and, if associated options are exercised, up to an additional 325 functionally identical satellites. The final price per satellite under the Generation I Purchase Contract is expected to be fixed following the satellite critical design review, pursuant to the Design and Development Contract.

Satellite Launch

Arianespace

Arianespace S.A. (“Arianespace”) will be OneWeb’s principal launch provider. Pursuant to a Launch Services Agreement (the “Arianespace LSA”), Arianespace will provide 21 launch services for the launch of satellites. Arianespace’s Soyuz 2b three-stage launcher is expected to be the main launch vehicle to be utilized by OneWeb to deploy its satellites. All launches are scheduled to be completed by December 31, 2019. The Arianespace LSA includes options, available for exercise until December 31, 2020, for up to five additional launches using the Soyuz launch vehicle and three additional launches using the Ariane 6 launch vehicle.

OneWeb and Arianespace have also entered into a Dispenser Supply Agreement (the “Dispenser Supply Agreement”), for the supply by Arianespace to OneWeb of 21 dispensers and associated services for the launch services to be provided by Arianespace pursuant to the Arianespace LSA, to be paid incrementally upon the achievement of certain milestones under the contract. The Dispenser Supply Agreement includes options for the purchase of up to five additional dispensers and associated services.

Engineering

Qualcomm

Qualcomm Technologies, Inc. (“Qualcomm”) provides to OneWeb global satellite constellation and associated infrastructure services for the provision of terrestrial Internet access, including user terminal (“UT”) to gateway communications design and development services. In March 2015, OneWeb and Qualcomm agreed that Qualcomm would complete the initial design work, including basic system design, and the initial UT to the gateway system preliminary design review. In June 2015, the parties agreed that Qualcomm would complete the initial system design and development phase for the terrestrial segment of the system.

MDA

MacDonald, Dettwiler and Associates Corporation (“MDA”), pursuant to a number of contracts between OneWeb and MDA, (i) provides OneWeb with engineering support for space qualified subsystems that can be manufactured in large quantities, (ii) undertakes certain feasibility studies related to OneWeb’s satellite system and (iii) conducts a kick-off and system requirements review and system design review.

Hughes

Pursuant to a Master Development Services Agreement (the “Hughes Development Services Contract”), Hughes Network Systems, LLC (“Hughes”) will design a gateway subsystem (software and hardware) and supply and sell an agreed minimum amount of the gateway equipment needed for each gateway location on a firm fixed priced basis (actual cost plus a percentage). Hughes will also provide related support services for the gateways. Finally, Hughes will design a user terminal and manufacture and supply an agreed minimum portion of the total quality of user terminals. As of the date of this Offering Memorandum, OneWeb and Hughes have formalized the segments within which Hughes will develop and provide to OneWeb top-level ground segment architecture for the OneWeb constellation, a satellite access point radio signal processor and other subsystems, and will also provide a second source for the Block Up-Converter-Power Amplifier Equipment.

Capacity Distribution

SoftBank

OneWeb has entered into the SoftBank-OneWeb Capacity Purchase Agreement (as defined in this Offering Memorandum under “—Description of Expected Intercompany Agreements and Arrangements—SoftBank-OneWeb Capacity Purchase Agreement”), whereby SoftBank has agreed to purchase 100% of OneWeb’s capacity from its initial satellite constellation and SoftBank has an option to purchase 100% of OneWeb’s capacity from its second generation satellite constellation. Under the terms of this agreement, OneWeb will receive a percentage of revenue from the sale by SoftBank of OneWeb’s capacity and, subject to OneWeb achieving and maintaining certain service stage standards, meeting customary industry service levels and force majeure events, SoftBank will be required to make minimum payments to OneWeb. See “—Description of Expected Intercompany Agreements and Arrangements—SoftBank-OneWeb Capacity Purchase Agreement.”

Bharti

OneWeb has granted Indian Continent Investment Limited (together with its affiliates, “Bharti”) a right of first refusal (“ROFR”) to enter into one or more take or pay service contracts with OneWeb for “OneWeb Services” (defined broadly as internet services provided to residences and businesses in India and expressly excluding aero, maritime, identified oil and gas customers and United States government services), on terms at least as favorable to

OneWeb as those offered by any third party to OneWeb, for (i) 50% of the capacity of the OneWeb Services in India, and (ii) 100% of the capacity of the OneWeb Services in Bangladesh, Sri Lanka, Burkina Faso, Chad and a number of countries in Africa, in each case in market segments other than the Intelsat Exclusivity Markets (as defined below). Additionally, OneWeb has granted Bharti a right of first offer (“ROFO”), such that, if OneWeb does not receive an offer from a third party for OneWeb Services capacity in a country covered by the ROFR prior to the launch of OneWeb’s services in that country, OneWeb would be required to offer to Bharti the opportunity to enter into one or more take or pay service contracts for OneWeb Services for (i) 50% of the capacity of the OneWeb Services in India, and (ii) 100% of the capacity of the OneWeb Services in Bangladesh, Sri Lanka, Burkina Faso, Chad and a number of countries in Africa.

The ROFR expires on the earlier to occur of the launch of OneWeb Services in India (under the first agreement) or Bangladesh/African territory (under the second agreement) and such time as Bharti enters into agreements for 50% of OneWeb Services (under the first agreement) or for 100% of OneWeb Services (under the second agreement) in such territories.

Grupo Salinas

SoftBank and OneWeb have entered into a sub-distribution agreement with Grupo Salinas Telecom II, S.A. de C.V. (“Grupo Salinas”) to distribute and re-distribute OneWeb Capacity in Central and South America (including Mexico). Under this sub-distribution agreement, Grupo Salinas has the right to resell OneWeb service packages purchased from SoftBank on a most favored nation (“MFN”) basis – i.e., on terms that are no less favorable than those received by other sub-distributors, including as to pricing and capacity allocations, if any, for resale into Grupo Salinas’ market segments in Mexico and certain countries Central and South America. Sub-distribution rights with respect to the home and small business market segments and sales to government entities within the applicable territories expressly exclude aero mobility services, maritime mobility services, oil and gas customer services to designated customers, and all capacity sales to the United States government.

Hughes

SoftBank and OneWeb have entered into a sub-distribution agreement with Hughes to distribute and re-distribute OneWeb Capacity in the U.S., Brazil, India and Europe. Under this sub-distribution agreement, Hughes has the right to resell OneWeb service packages (consisting of internet connectivity services to land-based locations in the home and small business market segments and not Intelsat’s maritime, aero, oil & gas and United States Government market segments) purchased from SoftBank on an MFN basis, including as to pricing and capacity allocations, if any, for resale into Hughes’ market segments in the United States, Brazil, India and Europe.

Intelsat

SoftBank and OneWeb have entered into an Amended and Restated Strategic Cooperation Agreement with Intelsat (the “ARSCA”), whereby Intelsat has contracted for a take-or-pay commitment with SoftBank for $100.0 million of OneWeb’s network capacity over five years after the network is operational, and SoftBank has granted Intelsat semi-exclusive distribution rights up to a cap of $100.0 million during the take-or-pay term in the market segments of aero mobility, maritime, mobility, oil and gas (as to certain key customers) and United States government capacity services (collectively, the “Intelsat Exclusivity Markets”). Intelsat’s right to resell OneWeb services purchased in accordance with the take-or-pay commitment is exclusive in the Intelsat Exclusivity Market Segments throughout the world, except that SoftBank retains the right to sell OneWeb services directly to customers in the Intelsat Exclusivity Markets. Moreover, pursuant to the terms of the ARSCA, if SoftBank appoints sub-distributors to sell OneWeb services in the car applications market, including autonomous and semi-autonomous automobile applications, then SoftBank may not appoint any FSS service provider other than Intelsat as a sub-distributor. If Intelsat is granted rights to resell OneWeb services into the same market segments and territories as Hughes or Grupo Salinas, SoftBank may be required to offer Hughes or Grupo Salinas commercial terms (including as to pricing and capacity allocation) at least as favorable as those received by Intelsat as a result of the MFN rights granted by SoftBank to Hughes and Grupo Salinas. The ARSCA will continue to be in effect if the Combination is not consummated. If the Combination is consummated, the ARSCA will no longer be in effect and will be superseded by the Intelsat-SoftBank Capacity Purchase Agreement. See “—Description of Expected Intercompany Agreements and Arrangements—Intelsat-SoftBank Capacity Purchase Agreement.”

Description of Regulations Applicable to OneWeb

The OneWeb System is licensed in foreign jurisdictions and is subject to international and local regulations relating to (i) international spectrum and orbital rights, (ii) market access and gateway licenses, and (iii) export controls. The following is a summary of the material regulations to which OneWeb is subject and of the status of OneWeb’s compliance with those regulations.

The operation of NGSO satellite systems, such as the one being developed by OneWeb, is subject to the Radio Regulations of the ITU, an agency of the United Nations. These regulations include internationally accepted rules regarding the use of global satellite spectrum and orbital use rights. Such international spectrum and orbital use rights are obtained through filings submitted to the ITU by the telecommunications regulatory authority of an ITU member state. The priority of an ITU filing is determined by the date of receipt of the coordination request (“CR”) filing with the ITU. A satellite system with a CR filing with a lower (i.e., later in time) ITU priority must seek to coordinate its use of radio spectrum with satellite systems that have CR filings with a higher (i.e., earlier in time) ITU priority.

The current ITU filings made on OneWeb’s behalf were submitted through the telecommunications regulatory authorities of the United Kingdom, France and Canada, and provide OneWeb with: (i) certain priority rights to approximately 3 GHz of Ku-band and approximately 4 GHz of Ka-band spectrum designated for use by NGSO systems; and (ii) the right to communicate via these frequency bands from satellites in LEO.

OneWeb believes that the higher priority of OneWeb’s ITU filings with respect to other large commercial constellations, increases the likelihood that OneWeb will effectively utilize the relevant spectrum in the Ku- and Ka- frequency bands relatively free from coordination constraints and be protected from harmful interference from other NGSO satellite system operators.

Regulations Relating to International Spectrum and Orbital Rights

Status with Respect to GSO System Operators

OneWeb is not required to coordinate with operators of GSO satellite systems operating in either the Ku-band, including those operated by Intelsat, or in most portions of the Ka-band, so long as the OneWeb System complies with the equivalent power flux density (“EPFD”) limits articulated in Article 22 of the ITU Radio Regulations. The OneWeb System will comply with such EPFD limits.

There are certain portions of the Ka-band (18.8-19.3GHz and 28.6-29.1GHz) that have no such EPFD waiver and operate with the standard ITU protection mechanisms. Those mechanisms require any systems filed future in time to coordinate with prior filed systems whether they are GSO or NGSO. There are prior in time filed systems in this specific portion of the Ka-band and OneWeb has begun coordination discussions with such GSO systems. As OneWeb Ka-band beams are being specifically designed to operate without interfering with prior in time systems (through the use of a small number of narrow beams), OneWeb does not expect to have material difficulty in these coordination efforts.

Status with Respect to NGSO System Operators

The OneWeb System is being designed around efficient utilization and significant re-use of the Ku-band to provide global services. The OneWeb filings allow for blanket coverage enabling extremely cost competitive and high quality services. In the Ku-band, only one ITU filing for an NGSO system has a higher priority than OneWeb’s L5 filing: the Japanese Quasi-Zenith Satellite System (the “QZSS System”). OneWeb has completed coordination with this prior in time Ku-band filing.

The OneWeb System will utilize Ka-band primarily for a small number of feeder link Earth stations using antennas with very narrow beams. These narrow links allow for easy coordination, with the anticipated fewer than 60 OneWeb ground stations globally. OneWeb can control the location of the ground stations and coordinate with any prior in time filing as may be required.

OneWeb maintains date priority over the majority of the NGSO Ka-band ITU filings. There are a few systems with earlier Ka-Band filing dates, but these earlier in time systems are relatively small (about 100 satellites or fewer satellites) and maintain orbit paths which are easy to coordinate with.

There can be no assurance that OneWeb’s ITU priority will not be challenged or subject to dispute or result in OneWeb being required to coordinate its spectrum with other NGSO operators.

Status with Respect to Terrestrial Networks

While ITU filings secure access to satellite spectrum and orbital rights on an international level, each nation is free to allocate such spectrum to other services within its own territory. In some limited circumstances, OneWeb will be required to coordinate with terrestrial systems or limit its use of certain frequency bands in particular areas. Although there can be no assurance, because of the nature and quantity of spectrum available to OneWeb and the inherent flexibility of the OneWeb System, OneWeb does not expect coordination with terrestrial networks to significantly impact its services. Specifically, the upcoming 5G use in a relatively small number of countries in the Ka-Band is not expected to cause problems of interference with, or placement of the OneWeb gateways around the world.

Regulations Relating to Market Access, Gateway and Launch Licenses

Market Access

In some countries market access rights are also called “landing rights.” These generally refer to authorizations that a satellite operator must obtain to utilize its satellite system in that country. The majority of countries strictly follow the ITU and do not require satellite operators to obtain authorizations for landing rights. Where landing rights are required, the requirements vary from country to country. In some countries there are simple registrations or notifications, while in others a local entity is required to apply for and obtain landing rights. OneWeb is actively working to obtain landing rights where required prior to the start of service.

Gateway Licenses

The operation of each of OneWeb’s gateway earth stations will likely require a license or other authorization from national and (in some cases) local governments. The grant of such licenses or authorizations will likely be subject to different decision-making processes in each country or region and may lead to additional regulatory oversight in certain countries or regions. In many instances OneWeb will locate its gateways at existing teleport facilities, which have already gone through the licensing process, thus simplifying the procurement of the gateway license. Licensing fees for gateway licenses can vary from a few hundred dollars to more than $100,000.

Launch and Space Operation Licenses

OneWeb expects to procure launch and space operation licenses through the U.K. Space Agency. OneWeb has submitted a draft application for the launch and operation of the Pilot Satellites that are expected to be launched in 2018.

Regulations Relating to U.S. Export Controls

OneWeb is subject to U.S. export controls because it has significant operations in the U.S. and its satellites will contain U.S.-origin technology and parts. U.S. export controls are administered by several U.S. government agencies and include the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State, the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, and the economic sanctions and trade embargoes administered by the U.S. Department of the Treasury (together with the ITAR and EAR, “U.S. Export Controls”). OneWeb maintains policies and procedures to promote and achieve compliance with U.S. Export Controls.

Satellite and Space-Related Items under the ITAR and EAR

Recent reforms to the ITAR directed a shift in jurisdiction as to satellites and related articles, services and technology from the ITAR to the EAR. Consequently, most satellites and related components and technology, including the majority of OneWeb’s satellite technology and components, are now subject to the less restrictive controls of the EAR. A number of space-related items, however, such as launch vehicles, activities associated with the integration of satellites to launch vehicles, and certain satellite-related components with dual use or unique capabilities, remain regulated under the ITAR.

Export Licenses/Authorizations and Responsibility for Compliance with Export Controls

OneWeb is responsible for ensuring that any item it exports complies with US Export Controls, including obtaining export licenses/authorizations from relevant U.S. regulatory authorities, to the extent such licenses/authorizations are required. OneWeb’s suppliers are responsible for ensuring compliance with local export controls that are applicable to such suppliers, and OneWeb’s development partners (including non-US entities such as OWS) are responsible for ensuring compliance with applicable export controls, including US Export Controls.

Description of the Combined Company

We believe the combination of Intelsat and OneWeb will enable the combined company to have the first hybrid geostationary (“GEO”) and LEO satellite fleet, harnessing the strengths of each to offer improved services to existing and potential customers, and become a global leader in broadband network services. The combined company’s GEO satellites will provide wide beam coverage, well-suited for broadcast applications, including video distribution and wide-area data connectivity, and high throughput spot beam services, while the combined company’s LEO constellation is expected to provide true pole-to-pole broadband coverage with high speed and significantly lower latency than geostationary commercial satellite services.

As the cornerstone of this hybrid product offering, the combined company will aim to offer its services over a family of small, low-cost user terminals to customers, which are capable of communicating seamlessly with both LEO and GEO satellites. We believe this offering will enable data traffic to take the most efficient and cost-effective path based on application. Through this network configuration, the combined company expects to provide high-speed, low-latency, ubiquitous broadband connectivity anywhere in the world for a wide range of products, which will allow the combined company to address a wide variety of customers, from the unconnected communities of the world to customers using high capacity and/or latency sensitive applications.

We believe this enhanced service offering will appeal to consumer and enterprise broadband markets, have cellular backhaul applications for both macro and small cells, enable machine-to-machine connectivity and be utilized for specialized mobility applications, including aeronautical and maritime. Additionally, we believe that the combined company’s offerings will be well suited to serving emerging opportunities, such as high-bandwidth cellular backhaul and the connected car. We believe the hybrid fleet will be well positioned to benefit from the emerging global transition from linear television solutions to over-the-top (“OTT”) video consumption. We believe that there is a meaningful opportunity to provide broadband service and OTT solutions to customers who do not have access to cable, fiber or DSL.

By constructing a hybrid Ku-band network, we believe the combined company will enable Intelsat’s and OneWeb’s customers and distribution partners to build on existing network architecture rather than require an expensive greenfield build to support a different frequency standard. We believe this approach will make the combined company’s hybrid LEO-GEO solution appealing and economical, further driving additional customer commitments.

We believe the combined company will benefit from OneWeb’s existing relationship with Qualcomm, a leader in semiconductor and cellular handover technologies, which will help drive development of the hybrid UT. We believe the relationship with SoftBank, which will be the combined company’s largest shareholder following completion of the transactions contemplated by the Combination Agreement and the Share Purchase Agreement, and which has committed to purchase all the capacity of OneWeb’s first generation (“Generation I”) satellite constellation pursuant to the SoftBank-OneWeb Capacity Purchase Agreement further described herein, will also benefit the combined company through potential development by ARM Holdings plc, a SoftBank Group company, of chipsets and cloud-based services to be used by the combined business.

We believe that there will be capital expenditure reductions for Intelsat’s operating subsidiaries, achievable in the medium to long-term, as a result of the combining of the OneWeb and Intelsat satellite fleets. Additionally, leveraging OneWeb Satellites’ modular satellite design and mass production assembly line approach to satellite manufacturing is expected to enable the combined company to offer its services at a lower cost than its competitors. We expect that, as a result of these benefits, the combined company’s average cost per unit of capacity across its entire fleet will also be reduced. We believe lower costs will drive incremental demand for Intelsat’s services from applications not traditionally served by satellite.

Following the consummation of the Combination, the relationships between OneWeb and its subsidiaries, on the one hand, and Intelsat’s existing subsidiaries, on the other hand, will be governed by the terms of certain intercompany agreements. See “—Description of Expected Intercompany Agreements and Arrangements”.

Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions

The following summary describes certain provisions of the Combination Agreement and the Share Purchase Agreement and describes the Combination, the SoftBank Investment and the related transactions contemplated by the Combination Agreement and the Share Purchase Agreement but may not contain all of the information about the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the related transactions that is important to you. We encourage you to read the Combination Agreement and the Share Purchase Agreement in their entirety for a more complete description of the terms and conditions of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the related transactions. The below descriptions of the Combination Agreement and Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of the Combination Agreement and the Share Purchase Agreement, copies of which are attached as Exhibits 99.1 and 99.2, respectively, to the Form 6-K furnished by Intelsat with the SEC on February 28, 2017, and are incorporated herein by reference. The below descriptions of the Combination Agreement and Share Purchase Agreement have been included to provide investors with information regarding their terms and are not intended to provide any financial or other factual information about Intelsat, OneWeb or SoftBank. In particular, the representations, warranties and covenants contained in the Combination Agreement and Share Purchase Agreement (i) were made only for purposes of those agreements and as of specific dates, (ii) were solely for the benefit of the parties to the Combination Agreement and Share Purchase Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement and Share Purchase Agreement instead of establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement and Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by Intelsat, OneWeb or SoftBank. Accordingly, investors should read the representations, warranties, and covenants in the Combination Agreement and Share Purchase Agreement not in isolation but only in conjunction with the other information about the respective companies included herein and in reports, statements and other filings made with the SEC.

The Combination and the SoftBank Investment

Combination Agreement and Combination

On February 28, 2017, Intelsat S.A. and OneWeb entered into the Combination Agreement. The Combination Agreement provides for, among other things:

•

a share-for-share exchange in which shareholders of WorldVu Satellites Limited, a private limited company registered under the laws of Jersey, Channel Islands (the “Jersey Company”) will transfer all of the shares of the Jersey Company to a Luxembourg entity to be incorporated in the form of a société anonyme (the “Luxembourg Company” or the “Merging Entity”), in exchange for shares in the capital of the Luxembourg Company (such exchange, the “OneWeb Redomiciliation by Share Exchange”), as a result of which the existing shareholders of the Jersey Company will become shareholders of the Luxembourg Company, and the Jersey Company will become a direct or indirect wholly owned subsidiary of the Luxembourg Company; and

•	following such OneWeb Redomiciliation by Share Exchange, the Combination, which is a merger of the Merging Entity with and into Intelsat, with Intelsat remaining as the surviving company.

Upon consummation of the OneWeb Redomiciliation by Share Exchange, the Luxembourg Company will become the assignee of the Jersey Company under the Combination Agreement.

Pursuant to the Combination Agreement, at the effective time of the Combination, each of the Merging Entity’s issued and outstanding ordinary and preferred shares will be cancelled and converted into the right to receive 66 common shares of Intelsat, plus cash in lieu of any fractional shares, without interest. Each outstanding common share of Intelsat as of the effective time of the Combination will remain outstanding. In addition, at the effective time of the Combination, all outstanding restricted stock units in OneWeb that are vested immediately prior to the effective time will be cancelled in exchange for a cash payment by Intelsat to the holders thereof and all outstanding restricted stock units in OneWeb that are not vested immediately prior to the effective time of the Combination will be cancelled in exchange for unvested restricted stock units in Intelsat.

The Combination will be conducted in accordance with the Luxembourg law on commercial companies, dated as of August 10, 1915, as amended.

Share Purchase Agreement and SoftBank Investment

On February 28, 2017, Intelsat S.A., SoftBank and OneWeb entered into the Share Purchase Agreement, which provides for, among other things, the SoftBank Investment. Pursuant to the Share Purchase Agreement, SoftBank agreed to make an approximately $1.73 billion investment in Intelsat in the form of (i) a number of common shares of Intelsat, valued at $5.00 per common share, such that SoftBank will own 39.9% of the issued and outstanding voting common shares of Intelsat immediately after the consummation of the transactions contemplated by the Combination Agreement and the Share Purchase Agreement; and (ii) a number of shares of a new series of senior convertible redeemable non-voting preferred shares, with an initial liquidation value of $5.00 per share, of Intelsat (the “Series B Preferred Shares”) equal to the remaining investment. The Series B Preferred Shares will be non-voting and non-convertible if held by SoftBank (except in certain circumstances described under “—Terms of Series B Preferred Shares” and subject to the limitation that SoftBank’s ownership of Intelsat voting common shares may not exceed 39.9% of the issued and outstanding amount thereof). In addition, the Series B Preferred Shares will automatically convert into common shares of Intelsat upon transfers by SoftBank to third parties. See also “—Terms of Series B Preferred Shares.”

SoftBank may assign its rights under the Share Purchase Agreement to any controlled affiliates of SoftBank and may assign, up to a maximum of $865 million, its right to purchase common shares of Intelsat under the Share Purchase Agreement to other shareholders of OneWeb that are not direct or likely future direct competitors of OneWeb or Intelsat in the satellite industry. No such assignment will be permitted if it would reasonably be expected to delay or increase the risk of obtaining necessary regulatory approvals in connection with the transactions. Any purchase of common shares of Intelsat by non-affiliates of SoftBank under the Share Purchase Agreement would result in a corresponding reduction to SoftBank’s investment in the Series B Preferred Shares.

Closing Conditions

The Combination Agreement provides that the consummation of the Combination is subject to a number of closing conditions, including, but not limited to:

•	Shareholder Approvals and Related Merger-Related Filings Under Luxembourg Law.

•	approval by at least two-thirds of the shareholders of OneWeb, in accordance with Luxembourg law;

•	approval by at least two-thirds of the shares of Intelsat, in accordance with Luxembourg law;

•	the filing of the common plan of merger pursuant to Luxembourg law and the minutes of each of Intelsat’s and OneWeb’s shareholder meeting with each of the relevant Luxembourg tax authority and the Luxembourg trade and companies’ register and the publication of the common plan of merger pursuant to Luxembourg law and the minutes of each of Intelsat’s and OneWeb’s shareholder meeting with the Luxembourg recueil électronique des sociétés et associations (the “RESA”), the passing of the Luxembourg deed of acknowledgement before the applicable notary, the registration thereof with the relevant Luxembourg tax authorities, the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA;

•	Regulatory Approvals.

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

•	the receipt of clearance from the Committee on Foreign Investment in the United States (“CFIUS”);

•	the implementation of an interim or final plan by the U.S. Defense Security Service (“DSS”) to mitigate foreign ownership, control or influence consistent with the requirements of the National Industrial Security Program Operating Manual (“NISPOM”) to enable the combined company to maintain all relevant security clearances material to the conduct of its business;

•	the expiration of the applicable waiting period following written notice of the Combination to the U.S. State Department Directorate of Defense Trade Controls (“DDTC”) pursuant to the International Traffic in Arms Regulations without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any required DDTC registration;

•	the making or receipt, as applicable, of any filings, notifications and consents of the Federal Communications Commission, Team Telecom and any equivalent non-U.S. governmental authority as may be required;

•	Absence of Injunction or Prohibitive Law.

•	the absence of an injunction or other order by a governmental authority of competent jurisdiction prohibiting consummation of the transactions or law that has been enacted or enforced by a governmental authority of competent jurisdiction after February 28, 2017 that makes illegal the transactions;

•	NYSE Listing.

•	the approval for listing on the New York Stock Exchange (“NYSE”) of the common shares of Intelsat to be issued in the Combination;

•	SoftBank Investment.

•	the consummation of the SoftBank Investment substantially concurrently with the consummation of the Combination;

•	OneWeb Funding.

•	the consummation of the Incremental Funding and the Second Funding contemplated by the OneWeb Share Purchase Agreement (in each case, as defined below);

•	Exchange Offers.

•	the consummation of exchange offers in respect of certain Intelsat notes prior to or concurrently with the closing of the Combination on terms such that the ratio of (a) $1,650,670,000 to (b) Intelsat’s “Absorbing Company Pro Forma Interest Expense” (as defined in the Combination Agreement) equals or exceeds 2.38:1.00 or on such other terms as the parties, acting reasonably, agree;

•	Governance Agreement Termination.

•	in the case of OneWeb’s obligations to effect the Combination, termination of the existing governance agreement among Intelsat and certain of its shareholders;

•	Other Customary Closing Conditions.

•	the absence of a “Material Adverse Effect” (as defined in the Combination Agreement) on the other party;

•	the accuracy of the other party’s representations and warranties contained in the Combination Agreement, subject to specified materiality standards,;

•	the other party’s material performance of its obligations under the Combination Agreement; and

•	the receipt of an officer’s certificate of the other party certifying satisfaction of the closing conditions described under this section “—Other Customary Closing Conditions.”

The Share Purchase Agreement provides that the consummation of the SoftBank Investment is subject to a number of closing conditions, including, but not limited to:

•	Combination.

•	the consummation of the Combination substantially concurrently with the consummation of the SoftBank Investment;

•	Intelsat Shareholder Approval.

•	approval by at least two-thirds of the shares of Intelsat at a general meeting, in accordance with Luxembourg law;

•	Regulatory Approvals.

•	the expiration or termination of the applicable waiting period under the HSR Act;

•	the receipt of clearance from CFIUS;

•	the implementation of an interim or final plan by DSS to mitigate foreign ownership, control or influence consistent with the requirements of the NISPOM to enable the combined company to maintain all relevant security clearances material to the conduct of its business;

•	the expiration of the applicable waiting period following written notice of the Combination to the DDTC pursuant to the International Traffic in Arms Regulations without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any required DDTC registration;

•	the making or receipt, as applicable, of any filings, notifications and consents of the Federal Communications Commission, Team Telecom and any equivalent non-U.S. governmental authority as may be required;

•	Absence of Injunction or Prohibitive Law.

•	the absence of an injunction or other order by a governmental authority of competent jurisdiction prohibiting consummation of the transactions or law that has been enacted or enforced by a governmental authority of competent jurisdiction after February 28, 2017 that makes illegal the transactions;

•	NYSE Listing.

•	the approval for listing on the New York Stock Exchange of the common shares of Intelsat to be issued in the SoftBank Investment or deliverable upon conversion of the Series B Preferred Shares to be issued in the SoftBank Investment;

•	Legal Opinion.

•	in the case of SoftBank’s obligations, the receipt by SoftBank of certain legal opinions related to the issuance of Intelsat shares in the SoftBank Investment;

•	Governance Agreement Termination.

•	in the case of SoftBank’s obligations, termination of the existing governance agreement among Intelsat and certain of its shareholders;

•	Other Customary Closing Conditions.

•	in the case of SoftBank’s obligations, the absence of a “Material Adverse Effect” (as defined in the Share Purchase Agreement) on Intelsat;

•	the accuracy of the other party’s representations and warranties contained in the Share Purchase Agreement, subject to specified materiality standards;

•	the other party’s material performance of its obligations under the Share Purchase Agreement; and

•	the receipt of an officer’s certificate of the other party certifying satisfaction of the closing conditions described under this section “—Other Customary Closing Conditions.”

Shareholders of OneWeb and Intelsat holding the requisite number of shares to secure the necessary OneWeb and Intelsat shareholder approvals have executed voting and support agreements agreeing to vote their shares in favor of the Combination and related transactions.

Representations, Warranties and Covenants

Intelsat and OneWeb have made customary representations, warranties and covenants in the Combination Agreement. Intelsat and SoftBank have likewise made customary representations, warranties and covenants in the Share Purchase Agreement. The representations and warranties of Intelsat in the Combination Agreement are substantially similar to the representations and warranties of Intelsat in the Share Purchase Agreement.

The Combination Agreement includes covenants requiring each of Intelsat and OneWeb to establish a record date for, duly call, give notice of, convene and hold a shareholder meeting for the purpose of obtaining shareholder approval of the Combination, to recommend to their respective shareholders that they vote in favor of the approval of the Combination and to solicit and use commercially reasonable efforts to obtain shareholder approval of the Combination. In addition, pursuant to the Combination Agreement, OneWeb agreed to use its reasonable best efforts to complete the OneWeb Redomiciliation by Share Exchange as promptly as reasonably practicable after the date of the Combination Agreement.

Each of the Combination Agreement and the Share Purchase Agreement also requires each of Intelsat, OneWeb and SoftBank, subject to certain exceptions, to use reasonable best efforts to make appropriate filings under any applicable antitrust laws as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any governmental authority pursuant to any applicable antitrust law, including (i) to use reasonable best efforts to respond promptly to any inquiries received from CFIUS for additional information or documentation and to overcome any objections which may be raised by CFIUS or any other governmental authority in its capacity as a member of CFIUS; (ii) to the extent any of the following have not been completed prior to the date of the Combination Agreement, as soon as practicable after the date of the Combination Agreement, to submit to DSS and, to the extent applicable, any other governmental authority, notification of the pursuant to the NISPOM and any other applicable national security or industrial security regulations, and, if necessary, submit and request approval of measures to mitigate foreign ownership, control or influence arising as a result of the Combination; and (iii) to use reasonable best efforts to respond promptly to any inquiries received from DDTC for additional information or documentation and to respond promptly to all inquiries and requests from DDTC in connection with such notice. The efforts of Intelsat, OneWeb and SoftBank to obtain the foregoing approvals, however, expressly exclude any obligation (a) to agree or commit to any restrictions that would limit their respective freedom of action with respect to, or ability to retain or hold, any of their respective businesses, assets, equity interests or properties, if such agreement or commitment is not conditioned on closing; (b) to complete or effect any sale, divestiture, license, hold separate or other disposition prior to closing; or (c) to undertake any efforts or to take any action that would have, or would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Intelsat or OneWeb, each taken as a whole, or, with respect to the Share Purchase Agreement, a material adverse effect on the value of the Intelsat shares being acquired by SoftBank pursuant thereto, and that neither party may take any such action or agree with any governmental authority to such a condition, without the prior written consent of the other party.

Further, pursuant to each of the Combination Agreement and the Share Purchase Agreement, each of Intelsat, OneWeb and SoftBank has agreed to use reasonable best efforts to consummate exchange offers in respect of Intelsat notes in a manner that satisfies the Exchange Offer Condition as soon as practicable following February 28, 2017; provided that the holders of Intelsat’s notes may not be offered any cash or equity consideration in excess of the aggregate cash and equity consideration set forth in the press release relating to the exchange offers issued by Intelsat on February 28, 2017.

Each of Intelsat and OneWeb has also agreed in the Combination Agreement, and SoftBank has agreed in the Share Purchase Agreement, to refrain from soliciting, agreeing to, accepting, approving, endorsing, recommending or entering into any letter of intent or other contract constituting or contemplating certain alternative transaction or acquisition proposals or to grant any waiver or release under any confidentiality agreement or similar agreement or arrangement that would facilitate such proposals. SoftBank and its affiliates are not restricted, however, from participating in or engaging in communications or negotiations or entering into letters of intent or contracts with respect to such proposals so long as such actions do not result in regulatory delays with respect to the consummation of the transactions contemplated by the Combination Agreement or the Share Purchase Agreement or interfere with the performance of SoftBank’s and OneWeb’s obligations under the Combination Agreement or the

Share Purchase Agreement. In addition, at any time following May 9, 2017, such obligations of SoftBank and its affiliates will terminate if Intelsat consents to a request by SoftBank for such termination as a result of SoftBank’s reasonable determination that the Exchange Offer Condition is unlikely to be satisfied.

Each of Intelsat and OneWeb has also agreed in the Combination Agreement and the Share Purchase Agreement to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including not taking certain specified actions, prior to the consummation of the Combination. Additionally, OneWeb has agreed to use its commercially reasonable efforts to obtain the OneWeb Satellite Financing (as defined below).

Termination

The Combination Agreement may be terminated at any time prior to the completion of the Combination, before or after approval of the Combination Agreement by the shareholders of OneWeb and Intelsat:

•	by mutual written consent of OneWeb and Intelsat;

•	by either OneWeb or Intelsat upon termination of the Share Purchase Agreement;

•	by either OneWeb or Intelsat if the Combination is not consummated on or before February 28, 2018 (the “Outside Date”); provided that such termination right will not be available to any party if the failure to consummate the Combination on or before the Outside Date was primarily due to the failure of such party to comply with the Combination Agreement;

•	by either OneWeb or Intelsat upon the issuance of a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the Combination; provided that such termination right will not be available to a party if the issuance of such an order was primarily due to the failure of such party to comply with the Combination Agreement;

•	by either OneWeb or Intelsat upon certain material breaches of the other party to the terms of the Combination Agreement if such breaches cannot be cured by the Outside Date or are not cured within 60 days of receipt of notice thereof; provided that such termination right will not be available to any party if it is also in material breach; or

•	by either OneWeb or Intelsat if the requisite tenders in order to satisfy the Exchange Offer Condition have not been obtained by May 29, 2017 (the “Early Outside Date”); provided that such termination right will not be available to any party if the failure to obtain the requisite tenders on or before the Early Outside Date was primarily due to the failure of such party to comply in all material respects with the provisions of the Combination Agreement relating to the exchange offers.

The Share Purchase Agreement may be terminated at any time prior to the completion of the SoftBank Investment:

•	by mutual written consent of SoftBank and Intelsat;

•	by either SoftBank or Intelsat upon termination of the Combination Agreement;

•	by either SoftBank or Intelsat if the SoftBank Investment is not consummated on or before the Outside Date; provided that such termination right will not be available to any party if the failure to consummate the SoftBank Investment on or before the Outside Date was primarily due to the failure of such party to comply with Share Purchase Agreement;

•	by either SoftBank or Intelsat upon the issuance of a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the SoftBank Investment; provided that such termination right will not be available to a party if the issuance of such an order was primarily due to the failure of such party to comply with the Share Purchase Agreement;

•	by either Softbank or Intelsat upon certain material breaches of the other party to the terms of the Share Purchase Agreement if such breaches cannot be cured by the Outside Date or are not cured within 60 days of receipt of notice thereof; provided that such termination right will not be available to any party if it is also in material breach; or

•	by either SoftBank or Intelsat if the requisite tenders in order to satisfy the Exchange Offer Condition have not been obtained by the Early Outside Date; provided that such termination right will not be available to any party if the failure to obtain the requisite tenders on or before the Early Outside Date was primarily due to the failure of such party to comply in all material respects with the provisions of the Share Purchase Agreement relating to the exchange offers.

Registration Rights

In connection with the completion of the Combination and the SoftBank Investment, the relevant parties will enter into a registration rights agreement granting certain customary demand and piggyback registration rights to BC Partners, Silver Lake and each OneWeb shareholder holding at least 2% of the outstanding voting common shares of the combined company, in respect of the common shares of Intelsat issued in the Combination and the SoftBank Investment and the common shares of Intelsat deliverable upon conversion of the Series B Preferred Shares issued in the SoftBank Investment.

Other Related Transactions

OneWeb Share Purchase Agreement

Pursuant to that certain Share Purchase Agreement, dated November 1, 2016, as amended on February 28, 2017, among OneWeb, SoftBank and the other buyers named therein (as amended, the “OneWeb Share Purchase Agreement”), (i) on February 10, 2017, SoftBank and certain of the other buyers named in the OneWeb Share Purchase Agreement made aggregate additional investments of approximately $374.5 million in OneWeb in exchange for ordinary shares in OneWeb (the “Initial Funding”); (ii) SoftBank agreed to make an approximately $200 million investment in OneWeb in March and April 2017 in exchange for a new series of preferred shares of OneWeb (the “Incremental Funding”), approximately $50 million of which was made on March 9, 2017; and (iii) SoftBank and certain of the other buyers named in the OneWeb Share Purchase Agreement agreed to make an approximately $645.5 million investment in OneWeb in exchange for ordinary shares in OneWeb (the “Second Funding” and, together with the Incremental Funding, the “OneWeb Investment”). Pursuant to the OneWeb Share Purchase Agreement, the Second Funding will close on the earlier of (i) the consummation of the OneWeb Satellite Financing, so long as such OneWeb Satellite Financing is received by December 31, 2017; or (ii) the consummation of the Combination.

The consummation of the Incremental Funding and the Second Funding prior to or substantially concurrently with the consummation of the Combination is a condition to the consummation of the Combination.

OneWeb Satellite Financing

Pursuant to the Combination Agreement, during the time between the date of the Combination Agreement and the consummation of the Combination (or earlier termination of the Combination Agreement pursuant to the terms thereof), OneWeb agreed to use its commercially reasonable efforts to obtain senior and subordinated secured debt facilities in an aggregate amount of at least $1.9 billion from one or more financial institutions, investors or ECAs (the “OneWeb Satellite Financing”) and to keep Intelsat reasonably apprised on a reasonably current basis of the status of, and consult with Intelsat with respect to, such negotiations and its efforts to obtain the OneWeb Satellite Financing. The OneWeb Satellite Financing, together with OneWeb equity commitments and cash on hand, is intended to finance, among other things, the satellites currently in production and satellites expected to be owned by OneWeb.

OneWeb is currently moving through the process of securing the OneWeb Satellite Financing from ECAs, ECA guaranteed lenders, development finance or other multilateral institutions in an amount of up to approximately $3.0 billion. Intelsat S.A. may be required to guarantee the obligations of the borrower group under the OneWeb Satellite Financing and to grant a security interest in all of the ordinary shares of the borrower group to secure the OneWeb Satellite Financing. The OneWeb Satellite Financing is also expected to be secured by substantially all of OneWeb’s and its subsidiaries’ assets.

The consummation of the OneWeb Satellite Financing is not a condition to the consummation of the Combination.

Terms of Series B Preferred Shares

The terms of the Series B Preferred Shares to be issued by Intelsat as part of the SoftBank Investment in accordance with the terms of the Share Purchase Agreement will be set forth in amended articles of association of Intelsat to be effective in connection with the closing of the Combination and SoftBank Investment.

With respect to dividend and distribution rights and rights upon the liquidation, winding up or dissolution of Intelsat, the Series B Preferred Shares will rank senior to all common shares and any other preferred shares (unless the issuance of senior or parity preferred shares is approved by a majority of the then-outstanding Series B Preferred Shares) but subordinate to all indebtedness. The Series B Preferred Shares will have an initial liquidation preference of US$5.00 per share, subject to certain ratable adjustments (the “Liquidation Preference”) and an initial conversion price of US$5.00 per share, subject to certain ratable adjustments (the “Conversion Price”). The Series B Preferred Shares will not have any voting rights except as mandatorily required by Luxembourg law. The Series B Preferred Shares will participate on a pari passu and as-converted basis with the common shares of Intelsat with respect to the payment of any dividends or distributions.

Upon any liquidation, dissolution or winding up of Intelsat, after payment with respect to indebtedness of Intelsat and senior preferred shares, if any, each Series B Preferred Share will be entitled to receive a distribution in cash in the amount of the As-Adjusted Liquidation Preference, calculated using the date fixed for (the opening of the) liquidation, dissolution or winding up as the Calculation Date. The “As-Adjusted Liquidation Preference” is the greater of (i) an amount equal to the Liquidation Preference multiplied by the Preference Rate; and (ii) solely in the event that the volume-weighted average trading price of Intelsat’s common shares on the NYSE for the 10 trading days immediately preceding the date of calculation is greater than the Conversion Price, an amount equal to (i)(x) the Liquidation Preference, multiplied by (y) the volume-weighted average trading price of Intelsat’s common shares on the NYSE for the 10 trading days immediately preceding the date of calculation, divided by (ii) the Conversion Price. “Preference Rate” means a percentage that would, including and after giving effect to any participating dividends, reflect a cumulative annual preferred rate of return of 5.00% until the fifth anniversary of issuance, 7.50% thereafter until the tenth anniversary of issuance, and 10.00% thereafter.

On or immediately prior to a “change of control” of Intelsat, Intelsat must redeem each Series B Preferred Share for an amount, calculated as of the date of such change of control, equal to the greater of (a) the As-Adjusted Liquidation Preference and (b)(i) the amount of consideration received per common share in the change-of-control transaction, multiplied by (ii) the number of common shares issuable upon conversion of a Series B Preferred Share.

The Preferred Shares are redeemable at any time at the option of Intelsat upon payment of the As-Adjusted Liquidation Preference (as of the date of redemption) for each redeemed Series B Preferred Share, provided that Intelsat must redeem no less than the lesser of (a) all Series B Preferred Shares outstanding at the time of redemption, and (b) a number of Series B Preferred Shares representing a minimum of US$300,000,000 in As-Adjusted Liquidation Preference.

Upon the transfer of any Series B Preferred Shares to a third party, each transferred Series B Preferred Share automatically will convert into a number of common shares equal to (x) the Liquidation Preference (as of the date of transfer), divided by (y) the Conversion Price.

The holders of the Series B Preferred Shares have the right, at any time and from time to time, to convert all or a portion of their Series B Preferred Shares into a number of common shares equal to (x) the Liquidation Preference (as of the date of conversion), divided by (y) the Conversion Price; provided, that no Series B Preferred Shares may be converted into common shares if, upon giving effect to such conversion, SoftBank and its affiliated funds collectively would beneficially own more than 39.9% of the outstanding voting common shares of the combined company.

Upon a transfer of voting shares of Intelsat by SoftBank or its affiliated funds that would otherwise result in SoftBank and its affiliated funds beneficially owning less than 39.9% of the voting common shares outstanding immediately after giving effect to such transfer, a number of Series B Preferred Shares beneficially owned by SoftBank and its affiliated funds will automatically convert into common shares such that the voting common shares beneficially owned by SoftBank and its affiliated funds equals 39.9% (or such lesser percentage as may result from a conversion of all Series B Preferred Shares then outstanding), with the number of common shares received for each Series B Preferred Shares equaling (x) the Liquidation Preference (as of the date of conversion), divided by (y) the Conversion Price.

Changes to the terms of the Series B Preferred Shares and certain other actions require the consent of a majority of the outstanding Series B Preferred Shares and/or special board approval (as defined below).

Post-Closing Governance of the Combined Company

Upon completion of the Combination and the SoftBank Investment, the board of directors of the combined company will consist of seven directors, three of whom will be independent, three of whom will be designated by SoftBank and one of whom will be designated by BC Partners, in each case subject to shareholder approval. Stephen Spengler, the current Chief Executive Officer of Intelsat, is expected to continue as Chief Executive Officer of the combined company, and Greg Wyler, the founder and executive chairman of OneWeb, is expected to be the Executive Chairman of the board of directors of the combined company.    It is further expected that the staggered board will be eliminated from and after completion of the transactions, such that directors will generally be subject to reelection annually, except that, initially, one of the independent director designees and the director designee of BC Partners will each have a two-year term.

For two years following completion of the Combination and the SoftBank Investment, it is expected that the approval of a majority of the board of directors of the combined company and a majority of the independent directors of the combined company (“special board approval”) would be required for certain actions, including, among others, (a) any transaction or agreement (including any business combination or similar transaction) between Intelsat and any 20% shareholder (provided that any immaterial transaction or agreement does not need special board approval but still must be fair); (b) any business combination or similar transaction involving Intelsat in which any 20% shareholder gets consideration different from other Intelsat shareholders; (c) any transfer of preferred or common shares by SoftBank or its affiliated funds to a person or group that has or would, as a result of such transfer, beneficially own more than 20% of the outstanding common shares of Intelsat; or (d) any transfer of preferred or common shares by SoftBank or its affiliates representing more than 5% to a direct (or likely future direct) competitor of Intelsat or OneWeb in the satellite industry. As described under “—Terms of Series B Preferred Shares,” the preferred shares will automatically convert to common shares upon transfer of the preferred shares by Softbank or its affiliated funds to any third party. Additionally, for two years following completion of the Combination and the SoftBank Investment, if SoftBank and its affiliates increase their beneficial ownership in Intelsat voting common shares to greater than 65%, SoftBank must make a mandatory offer for all Intelsat shares based on trailing volume-weighted average price of Intelsat’s shares.

Post-Closing Structure

The Issuer is an indirect, wholly owned subsidiary of Intelsat. After the consummation of the Combination, the SoftBank Investment and the Exchange Offers and Affiliates Exchange Offers, SoftBank is expected to own approximately 39.9% of the outstanding voting common shares of Intelsat, in addition to non-voting Series B Preferred Shares. It is expected that, upon the admission of third-party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals, in accordance with SoftBank Vision Fund agreements, SoftBank’s investment position related to the combined company will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund. See “Description of the Combined Company.”

After the consummation of the Combination, the Issuer and its subsidiaries will be under common management but are expected to generate revenue separately from OneWeb and its subsidiaries. Each of the Issuer and OneWeb will be a 100% owned indirect subsidiary of Intelsat. However, OneWeb and its subsidiaries will not guarantee the Jax Final Notes and will not become Restricted Subsidiaries as defined under the Indenture governing the Jax Final Notes. SoftBank, the Issuer and/or certain of its subsidiaries and OneWeb and/or certain of its subsidiaries will enter into agreements to govern their business relationships after the consummation of the Combination, which agreements are expected to be entered into in good faith and on an arms’-length basis. See “Summary—Organizational Structure” and “Description of Expected Intercompany Agreements and Arrangements.”

The consummation of the Combination and the SoftBank Investment are conditions to the Mandatory Exchanges and the Affiliates Mandatory Exchanges.

Description of Expected Intercompany Agreements and Arrangements

After the consummation of the Combination, the Issuer and its subsidiaries will generate revenue separately from OneWeb and its subsidiaries. Each of the Issuer and OneWeb will be a 100% owned, indirect subsidiary of Intelsat. OneWeb and its subsidiaries will not guarantee the Jax Final Notes and will not become Restricted Subsidiaries as defined under the indenture governing the Jax Final Notes. It is currently expected that prior to or concurrently with the consummation of the Combination, each of SoftBank, Intelsat and/or certain of its current subsidiaries (collectively referred to in this “Description of Expected Intercompany Agreements and Arrangements” as “Intelsat” unless the context indicates otherwise) and OneWeb and/or certain of its subsidiaries (collectively referred to in this “Description of Expected Intercompany Agreements and Arrangements” as “OneWeb” unless the context indicates otherwise) will enter into agreements, which agreements will govern their business relationships following the consummation of the Combination. Entry into these agreements is not a condition to consummation of the Combination.

The following summaries set forth the terms of the agreements that we believe are material based on the parties’ understanding of the agreements as of the date of this Offering Memorandum. The terms of the agreements described below are the ones expected to be in effect at the time of and following the consummation of the Combination. The agreements described below that have been executed and are currently in effect may be amended at any time prior to or after the consummation of the Exchange Offers or the Combination, including after the consummation of the Exchange Offers but prior to the Combination. Further, the following agreements described below have not yet been fully negotiated or executed: the Intelsat-SoftBank Capacity Purchase Agreement, the SoftBank-Intelsat Capacity Purchase Agreement, the OneWeb-Intelsat Capacity Purchase Agreement and the OneWeb-Intelsat Operating Services Agreement. The terms of these agreements, once finally negotiated and executed, may be materially different from the description set forth below and such agreements as finally negotiated and executed may be amended at any time prior to or after consummation of the Combination, including after the consummation of the Exchange Offers but prior to completion of the Combination. As a result, holders should not place undue reliance on the following descriptions, as the terms may materially change from those described below. See “Risk Factors—Risks to Participating in the Exchange Offers and the Consent Solicitations—Between the time of the Exchange Offers and the consummation of the Combination, the parties to the Combination Agreement and/or the Share Purchase Agreement may agree to modify or waive the terms or conditions of such documents without consent of the holders of Existing Notes.”

These agreements are intended to provide a framework for the transfer of satellite capacity among Intelsat, OneWeb and SoftBank, in each case on arms’-length terms. In particular, as described in further detail below, it is contemplated that: (1) SoftBank would obtain satellite capacity from OneWeb pursuant to the SoftBank-OneWeb Capacity Purchase Agreement; (2) Intelsat would have the right to purchase and resell OneWeb satellite capacity from SoftBank pursuant to the Intelsat-SoftBank Capacity Purchase Agreement; (3) SoftBank would have the right to purchase satellite capacity from Intelsat pursuant to the SoftBank-Intelsat Capacity Purchase Agreement; and (4) OneWeb would have the right to purchase satellite capacity from Intelsat pursuant to the OneWeb-Intelsat Capacity Purchase Agreement. In addition, it is contemplated that OneWeb and Intelsat would provide administrative and operational services to each other as needed to optimize their combined operations pursuant to the OneWeb-Intelsat Operating Services Agreement, as described in further detail below.

SoftBank-OneWeb Capacity Purchase Agreement

General

On February 28, 2017, SoftBank and WorldVu Satellites Limited entered into the SoftBank-OneWeb Capacity Purchase Agreement, pursuant to which (i) SoftBank agreed to purchase from OneWeb and OneWeb agreed to sell to SoftBank 100% of the capacity generated by OneWeb’s Generation I satellite constellation (the “Generation I Capacity”), regardless of whether SoftBank will use 100% of the Generation I Capacity, for a period of ten years from the service commencement date, subject to OneWeb’s pre-existing agreements with respect to use of the Generation I Capacity; and (ii) SoftBank has the right, but not the obligation, to purchase 100% of the capacity generated by OneWeb’s Generation II satellite constellation (the “Generation II Capacity”), regardless of whether SoftBank will use 100% of the Generation II Capacity, for a period of five years from the later of the date on which such purchase right is exercised and the date on which one or more of the Generation II satellites occupies a stable orbit, subject to OneWeb’s pre-existing agreements with respect to use of the Generation II Capacity. WorldVu Satellites Limited currently expects to assign its rights and obligations under the SoftBank-OneWeb Capacity Purchase Agreement to OneWeb Communications S.a.r.l., a wholly owned subsidiary of WorldVu Satellites Limited.

Pursuant to the SoftBank-OneWeb Capacity Purchase Agreement, SoftBank will have the exclusive right to enter into sub-distribution agreements with third parties to re-sell Generation I Capacity and, if applicable, Generation II Capacity, except in certain geographic regions and market segments in which OneWeb has previously granted exclusivity to third parties, in which case SoftBank will have co-exclusivity with any such third parties.

As described below under “—Intelsat-SoftBank Capacity Purchase Agreement,” SoftBank intends to enter into a sub-distribution agreement with Intelsat pursuant to which Intelsat will have the right to purchase a portion of the Generation I Capacity and to resell such Generation I Capacity to customers of Intelsat. This agreement would supersede the pre-Combination agreements between Intelsat and OneWeb governing Intelsat’s purchase of satellite capacity from OneWeb. SoftBank and OneWeb are party to several pre-existing agreements granting the applicable counterparties certain “most favored nation” terms and/or rights of first refusal with respect to use of the Generation I Capacity in certain market segments and territories. Under the terms of these pre-existing agreements, SoftBank may be required to offer such counterparties commercial terms (including as to pricing and capacity allocation) at least as favorable as those received by Intelsat under the Intelsat-SoftBank Capacity Purchase Agreement if Intelsat is granted rights to resell Generation I Capacity in the same market segments or territories as these counterparties. Separately, rights of first refusal granted under these pre-existing agreements may limit Intelsat’s ability to resell (i) 50% or more of the Generation I Capacity in India; and (ii) any portion of the Generation I Capacity in Bangladesh and a number of African countries, in each case in market segments other than aero mobility, maritime, certain oil and gas customer services and U.S. government sales, although it is unclear whether the entry into the Intelsat-SoftBank Capacity Purchase Agreement (which would supersede the pre-Combination agreements between Intelsat and OneWeb governing Intelsat’s purchase of Satellite I Capacity from OneWeb) would constitute an expansion of such pre-Combination agreements that would trigger any rights of first refusal with respect to the foregoing capacity allocations.

Service Stages

There will be four Service Stages for each of the Generation I Capacity and Generation II Capacity: Service Stage 0, Service Stage 1, Service Stage 2 and Service Stage 3. OneWeb will rely on capacity generated by Intelsat’s satellites to meet requirements for certain service use cases in certain territories in Service Stage 2 and Service Stage 3, as described below.

For Generation I Capacity, Service Stage 0 includes any throughput or customer relationships prior to Service Stage 1. For Generation II Capacity, Service Stage 0 commences on the later of (x) the date on which SoftBank exercises its option to purchase the Generation II Capacity and (y) the date on which one or more Generation II satellites occupies a stable orbit. For each of the Generation I Capacity and Generation II Capacity, Service Stage 1 requires nine orbital planes with 32 satellites per orbital plane; Service Stage 2 requires 18 orbital planes with 36 satellites per orbital plane; and Service Stage 3 requires 18 orbital planes with 49 satellites per orbital plane.

Consideration

During Service Stage 0 and Service Stage 1 for the Generation I Capacity, SoftBank will pay 80% of the net revenues SoftBank receives from sale of the OneWeb capacity (the “Net Revenue”) to OneWeb on a quarterly basis. All such amounts paid by SoftBank to OneWeb will accrue and be deducted from any Service Stage 2 Minimum Monthly Payments (as defined below) or Service Stage 3 Minimum Monthly Payments (as defined below) payable by SoftBank, applied first to the next due payment and then, if applicable, to the next due payment in chronological order.

Commencing with the first full month following validation of achievement of Service Stage 2, SoftBank will make 12 monthly payments to OneWeb of $41,666,667 (each, a “Stage 2 Minimum Monthly Payment”), plus a share of Net Revenue in the amount of a variable quarterly payment equal to the amounts set forth in Table 1 below (each, a “Generation I Quarterly Revenue Share Payment”), offset by earlier stage revenues as described in the preceding paragraph.

Table 1
Range No.	Total Payments to OneWeb (Monthly Minimum Payments and Quarterly Revenue Share Payments)	Quarterly Revenue Share Payment (% of Net Revenue)
1	$0 to $5,500,000,000	80% of Net Revenue
2	$5,500,000,001 or greater	30% of Net Revenue

All Generation I Quarterly Revenue Share Payments will accrue and be deducted from any Stage 2 Minimum Monthly Payments or Stage 3 Minimum Monthly Payments payable by SoftBank, applied first to the next due payment and then, if applicable, to the next due payment in chronological order.

Commencing with the first full month following the later of (x) validation of achievement of Service Stage 3 and (y) the first anniversary of validation of achievement of Service Stage 2, SoftBank will make 48 monthly payments to OneWeb as set forth in Table 2 below (the “Stage 3 Minimum Monthly Payment” and, together with the Stage 2 Minimum Monthly Payment and the Generation I Quarterly Revenue Share Payments, the “Generation I Payments”), plus the Generation I Quarterly Revenue Share Payments.

Table 2
Months of Service Stage 3	Stage 3 Minimum Monthly Payment ($)
1-12	$58,333,333
13-24	$58,333,333
25-36	$87,500,000
37-48	$87,500,000

SoftBank will not be required to make any further Stage 2 Minimum Monthly Payments or Stage 3 Minimum Monthly Payments upon having paid OneWeb aggregate Generation I Payments of $4 billion (subject to reduction as described below).

If SoftBank exercises its right to purchase the Generation II Capacity, then commencing on the date the Generation II Capacity becomes operational with 18 orbital planes and 36 Generation II satellites per orbital plane, SoftBank’s obligation to make Stage 3 Minimum Monthly Payments and Generation I Quarterly Revenue Share Payments will cease and SoftBank will make 60 monthly payments to OneWeb of $108,333,333 (the “Generation II Minimum Monthly Payments”), plus quarterly payments of 50% of the Net Revenue in excess thereof (the “Generation II Quarterly Revenue Share Payments” and, together with the Generation II Minimum Monthly Payments, the “Generation II Payments”).

SoftBank will not be required to make any further Generation II Minimum Monthly Payments upon having paid OneWeb aggregate Generation II Payments of $6.5 billion (subject to reduction as described below).

In the event of OneWeb’s failure to meet to-be-determined customary industry service levels on measurements such as availability, throughput, latency, packet loss and equipment failure, SoftBank will receive to-be-defined service credits against amounts due to OneWeb. Further, if OneWeb fails to continue to meet the standards with respect to the Service Stages but such failures do not materially affect the commercial value of the

OneWeb capacity, and OneWeb fails to cure such failures within the time periods set forth in the set forth in the SoftBank-OneWeb Capacity Purchase Agreement, the following remedies will be available to SoftBank: (i) first, SoftBank may pay OneWeb 80% of Net Revenue in lieu of the Stage 2 Minimum Monthly Payments, Stage 3 Minimum Monthly Payments or Generation II Minimum Monthly Payments, as applicable; and (ii) second, if such failures remain uncured, SoftBank’s obligation to pay all or a portion of the charges for the OneWeb Capacity will be suspended during such failure periods. SoftBank will also receive certain service credits against amounts due to OneWeb for the OneWeb capacity in the event of certain force majeure events.

Termination

The SoftBank-OneWeb Capacity Purchase Agreement will terminate on the date that is ten years after the service commencement date of OneWeb’s Generation I satellite constellation or, if SoftBank exercises its option with respect to OneWeb’s Generation II satellite constellation, five years after the service commencement date of OneWeb’s Generation II satellite constellation, if longer, subject to renewal by mutual agreement of SoftBank and OneWeb and earlier termination in the event of defaults. The term of this agreement may not correspond to the actual lifetime of the Generation I and Generation II satellite constellations.

Intelsat-SoftBank Capacity Purchase Agreement

General

Intelsat and SoftBank are expected to enter into the Intelsat-SoftBank Capacity Purchase Agreement, pursuant to which Intelsat is expected to have the right, but not the obligation, to purchase from SoftBank, from time to time, OneWeb capacity and to re-sell such OneWeb capacity to customers of Intelsat, including as part of bundled service offering combinations of OneWeb capacity and Intelsat Capacity. At a minimum, Intelsat is expected to be able to purchase OneWeb capacity in the following amounts, starting with OneWeb’s achievement of Service Stage 2: Years 1 through 3: $200,000,000; Year 3 and thereafter for the life of the Generation I satellite constellation (or through Year 10 if earlier): $300,000,000; and such higher amounts as the parties may mutually agree. Intelsat is not expected to be subject to a minimum purchase commitment. Intelsat and SoftBank have agreed to certain key terms that will be addressed in the Intelsat-SoftBank Capacity Purchase Agreement, including the terms described in this paragraph and the first paragraph under “–Consideration”. Such terms will remain binding if the Combination is completed and Intelsat and SoftBank do not enter into the Intelsat-SoftBank Capacity Purchase Agreement.

Intelsat and SoftBank intend to use commercially reasonably efforts to jointly develop and mutually agree upon a coordinated go-to-market strategy to: (i) define Intelsat’s roles and responsibilities in managing the OneWeb services and capacity on the combined fleet; (ii) specify the market segments in which SoftBank and its owned affiliates plan to sell OneWeb services directly to customers; and (iii) define Intelsat’s role as a distributor of OneWeb capacity in the remaining market segments in which SoftBank does not plan to distribute OneWeb capacity services. During the term of the agreement, the parties are expected to review and revise, as mutually agreed, such go-to-market strategy on a periodic basis to ensure the parties achieve their sales, operational and fleet management objectives.

The Intelsat-SoftBank Capacity Purchase Agreement is expected to supersede all pre-Combination agreements between Intelsat and OneWeb governing Intelsat’s purchase of OneWeb capacity from OneWeb, including the ARSCA. See “Description of Material Relationships of OneWeb—Capacity Distribution—Intelsat.” In addition, SoftBank’s controlled affiliates are expected to be permitted to separately contract with Intelsat to serve as distributors of OneWeb capacity on an arm’s-length basis.

Consideration

Intelsat is expected to pay SoftBank 90% of the net revenues received (based on collections) from Intelsat’s sale of OneWeb capacity in accordance with a retail pricing plan as mutually agreed by the parties at arm’s-length based upon then-prevailing market prices, but Intelsat is not expected to be under any obligation to guarantee minimum resale prices or returns to SoftBank.

The parties are expected to agree upon a pricing plan as part of the initial go-to-market strategy prior to closing and conduct periodic reviews to adopt new pricing plans as mutually agreed to address changes for market segments as may be warranted to maintain profitability and competitiveness.

With respect to Intelsat’s sale of OneWeb capacity as part of a bundled service that includes other Intelsat value-added services (e.g., colocation, teleport, internet backbone connectivity or other managed services) or as part of a hybrid of GEO and LEO satellite service, the allocable share of the customer payment subject to the compensation payable to SoftBank is expected to be fairly apportioned between the OneWeb capacity, on the one hand, and the Intelsat-provided services or capacity on the other hand, on a mutually agreed, arm’s-length basis.

Termination

The Intelsat-SoftBank Capacity Purchase Agreement is expected to terminate ten years after the date of the agreement, subject to renewal by mutual agreement of Intelsat and SoftBank.

SoftBank-Intelsat Capacity Purchase Agreement

General

SoftBank and Intelsat are expected to enter into the SoftBank-Intelsat Capacity Purchase Agreement, pursuant to which SoftBank is expected to have the right, but not the obligation, to purchase from Intelsat, from time to time, a portion of Intelsat Capacity consisting of GEO satellite capacity and related services provided by Intelsat to support sales to customers of SoftBank.

SoftBank is not expected to be subject to a minimum purchase commitment and the amount and type of the Intelsat capacity purchased by SoftBank is expected to be determined between SoftBank and Intelsat on a good faith basis, and subject to availability, over the term of the SoftBank-Intelsat Capacity Purchase Agreement. In addition, SoftBank is expected to agree that a newly formed affiliate of SoftBank will solicit a proposal from Intelsat to provide GEO satellite capacity and related services prior to soliciting proposals from third parties if such entity has a need for such services. This obligation is not expected to apply to purchases of service by other entities within the SoftBank group that are not distributing OneWeb capacity on a wholesale basis.

Consideration

SoftBank is expected to pay Intelsat for the purchase of Intelsat capacity and services at then-prevailing market prices to be determined between SoftBank and Intelsat on an arm’s-length basis.

Termination

The SoftBank-Intelsat Capacity Purchase Agreement is expected to terminate on the date that is ten years after the date of the SoftBank-Intelsat Capacity Purchase Agreement, subject to renewal by mutual agreement of SoftBank and Intelsat.

OneWeb-Intelsat Capacity Purchase Agreement

General

OneWeb and Intelsat are expected to enter into the OneWeb-Intelsat Capacity Purchase Agreement, pursuant to which OneWeb is expected to have the right, but not the obligation, to purchase from Intelsat from time to time Intelsat Capacity, subject to availability, for purposes of meeting certain of OneWeb’s requirements under the SoftBank-OneWeb Capacity Purchase Agreement.

Consideration

OneWeb is expected to pay Intelsat for the Intelsat capacity purchased on an arm’s-length basis at then-prevailing market prices.

Termination

The OneWeb-Intelsat Capacity Purchase Agreement is expected to terminate ten years after the date of the agreement, subject to renewal by mutual agreement of OneWeb and Intelsat.

OneWeb-Intelsat Operating Services Agreement

General

OneWeb and Intelsat are expected to enter into the OneWeb-Intelsat Operating Services Agreement, pursuant to which each of OneWeb and Intelsat are expected to provide administrative and operational services to the other party as needed to optimize their combined operations. These services are expected to include financial and accounting, legal, regulatory, IT, human resources, administrative and facilities, marketing, launch operations, ground systems and network and fleet operations services. OneWeb and Intelsat are expected to be able to add or remove services from the scope of the OneWeb-Intelsat Operating Services Agreement by mutual agreement.

Consideration

Each of OneWeb and Intelsat are expected to pay the other party for the services provided at their allocated cost plus a markup of 5%.

Termination

The OneWeb-Intelsat Operating Services Agreement is expected to terminate on the date that is ten years after the date of the OneWeb-Intelsat Operating Services Agreement, subject to renewal by mutual agreement of OneWeb and Intelsat.

Operational Considerations

Intelsat management has experience maintaining two distinct creditor groups while operating under a “one company” philosophy. In connection with Intelsat’s acquisition of PanAmSat in 2006, Intelsat entered into and complied with various intercompany arms’-length agreements with the former PanAmSat portion of its company.

OneWeb aims to continue fostering an innovative and entrepreneurial culture capable of executing the vision set forth by OneWeb’s founder, Greg Wyler, who is expected to serve as the combined company’s Executive Chairman.

OneWeb’s core engineering and research and development functions are expected to remain within OneWeb. Their principal focus will continue to be the design, construction, integration and launch of the OneWeb constellation. These core engineering and research and development functions are expected to continue uninterrupted. OneWeb is also expected to maintain a substantial operational presence within OneWeb while relying on certain shared services with Intelsat in order to achieve synergies. Accordingly, we expect savings resulting from the OneWeb-Intelsat Operating Services Agreement with respect to overhead functions. Additionally, Intelsat will provide other services, including teleport, launch, and sales and marketing services. OneWeb expects to leverage Intelsat’s existing facilities in McLean, Virginia and London, England. Each of these functions will be largely carried out by Intelsat personnel, generating a new income stream for Intelsat since Intelsat will be compensated for these services on a “cost-plus basis” under the terms of the OneWeb-Intelsat Operating Services Agreement. Current integration planning indicates that Intelsat should be able to descope or avoid replacing multiple Intelsat GEO satellites due to the expected capabilities of the OneWeb constellation, thereby helping to reduce combined company capital expenditures.

We believe that our hybrid LEO-GEO constellation should result in increased sales to customers, both of existing Intelsat GEO capacity and new OneWeb LEO capacity, leading to incremental revenue and increased free cash flow. In addition, we expect our hybrid network solutions will encourage customers to make long-term commitments to Intelsat in the near-term, resulting in potentially increased revenue at Intelsat even prior to the launch of the OneWeb constellation. We expect these commitments will come from a combination of existing Intelsat customers as well as customers that would have otherwise made commitments to our competitors. In particular, we expect to see more rapid growth in utilization in the Intelsat EpicNG fleet as it continues to enter service, with a long-term technology upgrade path utilizing Intelsat EpicNG, OneWeb, and hybrid capacity and managed network services in the future.

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Organizational Structure

The following charts summarize our corporate structure and principal amount of third-party indebtedness in millions of dollars on a pro forma basis as of December 31, 2016 (i) after giving effect to the January Debt Exchanges, the Exchange Offers, the Consent Solicitations, the Affiliates Exchange Offers, and the Affiliates Consent Solicitations but prior to the Mandatory Exchanges and Affiliates Mandatory Exchanges, and (ii) after giving effect to the January Debt Exchanges, Exchange Offers, the Consent Solicitations, the Affiliates Exchange Offers, and the Affiliates Consent Solicitations and including the Mandatory Exchanges and the Affiliates Mandatory Exchanges (but without giving effect to any financing at OneWeb and its affiliates including the OneWeb Satellite Financing (as defined below)). Both charts assume 85% participation in each of the Exchange Offers and the Affiliates Exchange Offers. See “Capitalization” elsewhere in this Offering Memorandum.

Prior to the consummation of the Combination

(1)	Does not include approximately $755,000 aggregate principal amount of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg to third parties in January 2017 in exchange for its 6.75% Senior Notes due 2018. The 12.50% Senior Notes due 2024 are not guaranteed by any affiliates of Intelsat Luxembourg.
(2)	Not guaranteed following consummation of the Exchange Offers, Consent Solicitations, Affiliates Exchange Offers, and Affiliates Consent Solicitations.
(3)	Guaranteed by Intelsat S.A.
(4)	Guaranteed by Intelsat (Luxembourg) S.A.
(5)	Guaranteed by Intelsat Connect Finance S.A. and certain of Intelsat Jackson’s operating subsidiaries.

(6)	Guaranteed by certain of Intelsat Jackson’s direct and indirect parents and certain of Intelsat Jackson’s operating subsidiaries.
(7)	Guaranteed by certain of Intelsat Jackson’s operating subsidiaries.

After the consummation of the Combination

(1)	Does not include approximately $755,000 aggregate principal amount of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg to third parties in January 2017 in exchange for its 6.75% Senior Notes due 2018. The 12.50% Senior Notes due 2024 are not guaranteed by any affiliates of Intelsat Luxembourg.
(2)	Not guaranteed following consummation of the Exchange Offers, Consent Solicitations, Affiliates Exchange Offers, and Affiliates Consent Solicitations.
(3)	Guaranteed by Intelsat Connect Finance S.A. and certain of Intelsat Jackson’s operating subsidiaries.
(4)	Guaranteed by Intelsat S.A., Intelsat (Luxembourg) S.A., Intelsat Connect Finance S.A., and certain of Intelsat Jackson’s operating subsidiaries.
(5)	Guaranteed by certain of Intelsat Jackson’s operating subsidiaries.

Ownership

Intelsat Luxembourg is 100% owned by Intelsat Investments S.A. Intelsat Investments S.A. is 100% owned by Intelsat Holdings S.A. Intelsat Holdings S.A. is owned 100% by Intelsat Investment Holdings S.a.r.l. Intelsat Investment Holdings S.a.r.l. is 100% owned by Intelsat S.A. Intelsat Luxembourg owns 100% of Intelsat Connect, which owns 100% of Intelsat Jackson.

On April 23, 2013, Intelsat S.A. completed its initial public offering of common shares. As a result, Intelsat S.A.’s common shares trade on the New York Stock Exchange under the symbol “I.” Funds advised by BC Partners and funds advised by Silver Lake (collectively, the “Sponsors”) in the aggregate held approximately 65% of the common shares of Intelsat S.A. outstanding as of December 31, 2016. BC Partners is a leading international private equity firm, operating through integrated teams based in Hamburg, London, New York and Paris, with advised funds in excess of €12 billion. For nearly 30 years, the firm has developed a long track record of successfully acquiring and developing businesses in partnership with management, having made 93 investments with a combined enterprise value of €115 billion. Recent investments include PetSmart, Suddenlink, Springer Nature and Com Hem.

Silver Lake is the global leader in technology and technology-enabled investing, with more than $26 billion of combined assets under management and committed capital. Silver Lake has a team of over 100 investment and value creation professionals located across offices in the Silicon Valley, New York, London, Hong Kong and Tokyo. Silver Lake Partners, the firm’s large-cap technology and technology-enabled private equity platform, recently raised its fourth fund with $10.3 billion in committed capital. Current and prior investments include Alibaba, Broadcom, Dell, Gartner, Go Daddy, Motorola, Sabre, Seagate, Skype, and WME / IMG.

After giving effect to the consummation of the Combination, the SoftBank Investment, the Exchange Offers, and the Affiliates Exchange Offers, it is expected that existing shareholders of Intelsat S.A., including the Sponsors, in aggregate will hold approximately 18.7% of the outstanding voting common shares of Intelsat S.A., and SoftBank and its affiliates in aggregate will hold approximately 39.9% of the outstanding voting common shares of Intelsat S.A., which will make SoftBank the largest holder of Intelsat S.A.’s common shares. It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals in accordance with the SoftBank Vision Fund agreements, SoftBank’s investment position in Intelsat S.A. will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund. SoftBank will also own all of Intelsat S.A.’s Series B Preferred Shares, which are senior convertible redeemable non-voting preferred shares, with an initial liquidation value of $5.00 per share. See “Summary—Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions—Terms of Series B Preferred Shares” and “Pro Forma Ownership of Combined Company Post-Closing.”

SoftBank is a global technology player that aspires to drive the information revolution. SoftBank is comprised of the holding company SoftBank Group Corp. (TOKYO: 9984) and its global portfolio of companies, which includes advanced telecommunications, internet services, AI, smart robotics, IoT and clean energy technology providers. In September 2016, ARM Holdings plc, the world’s leading semiconductor IP company, joined the SoftBank Group.

RISK FACTORS

You should carefully consider the following factors along with the information contained or expressly referred to elsewhere in this Offering Memorandum and in the documents incorporated by reference herein before making your decision regarding whether to participate in the Exchange Offers and Consent Solicitations. Any of the risk factors described herein or in the documents incorporated by reference herein could significantly and adversely affect our business prospects, financial condition and results of operations. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us. The risks described below should be carefully considered, together with all of the other information contained in the Annual Report that is incorporated by reference in this Offering Memorandum. See “Where You Can Find Additional Information and Incorporation of Certain Documents by Reference” for more information.

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Risks Related to Intelsat’s Business

We are subject to significant competition from within the FSS sector, from alternative satellite service providers and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

We face significant competition in the FSS sector in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology, has historically created an excess supply of telecommunications capacity in certain regions from time to time. We believe such an imbalance could again occur in certain regions, particularly as we and other operators begin to introduce next generation high-throughput satellite technology to our fleets. Additionally, there is emerging interest from new entrants to launch new constellations in different orbits that could potentially compete with portions of our business. Increased competition in the FSS sector could lower prices, which could reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we invest in similar technology.

We also believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video and network services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

In addition, we face challenges to our business apart from these industry trends that our competition may not face. A portion of our revenue has historically been derived from channel services, and from other point-to-point services which comprise a portion of our transponder services. Because fiber optic cable capacity is generally available at lower prices than satellite capacity, competition from fiber optic cable providers has historically caused a migration of our point-to-point customers from satellite to fiber optic cable on certain routes, resulting in erosion in our revenue from point-to-point services over the last ten years. Some other FSS operators have service mixes that are less weighted towards point-to-point connectivity than our current service mix. We have been addressing this erosion and sustaining our business by expanding our customer base in point-to-multipoint services, such as video, and growing our presence in serving wireless communications providers and the mobility sector.

Failure to compete effectively with other FSS operators and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business could result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which could restrict our access to the capital markets.

The market for FSS may not grow or may shrink, and therefore we may not be able to attract new customers, retain our existing customers or implement our strategies to grow our business. In addition, pricing pressures may have an adverse impact on FSS sector revenue.

The FSS sector, as a whole, has experienced growth over the past few years. However, the future market for FSS may not grow or may shrink. Competing technologies, such as fiber optic cable, continue to adversely affect the point-to-point segment of the FSS sector. In the point-to-multipoint segment, economic downturns, the transition of video traffic from analog to digital and continuing improvements in compression technology, which allows for improved transmission efficiency, have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of direct-to-home (“DTH”) platforms, high definition television (“HDTV”) and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate. Any of these industry dynamics could negatively affect our operations and financial condition.

Because the market for FSS may not grow or may shrink, we may not be able to attract customers for the services that we are providing as part of our strategy to sustain and grow our business. Reduced growth in the FSS sector may also adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

The FSS sector has in the past experienced periods of pricing pressures that have resulted in reduced revenues of FSS operators. Current pricing pressures and potential pricing pressures in the future could have a significant negative impact on our revenues and financial condition.

Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that our liquidity requirements in 2017 will be satisfied by cash on hand and cash generated from our operations. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including general market conditions, our financial performance and our credit rating, and, if the Combination is consummated, the market’s perception of the combined company. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among factors that may adversely affect our credit. Other factors that could impact our credit include the amount of debt in our current capital structure, activities associated with our strategic initiatives and our ability to realize the benefits of those initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A disruption in the capital markets, a deterioration in our financial performance or a credit rating downgrade could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. Our debt agreements also impose restrictions on our operation of our business and could make it more difficult for us to obtain further external financing if required.

Long-term disruptions in the capital and credit markets as a result of uncertainty due to recent recessions, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If financial market disruptions intensify, it may become difficult for us to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash, which could adversely impact our business and our ability to execute our business strategies.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet, generally for a short period of time following launch. As of December 31, 2016, four of the satellites in our fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on our declining potential repayment obligations with respect to certain customer prepayments made prior to or during the manufacture of certain satellites, or the declining book value of the satellite.

As our satellite insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by our debt agreements if, in our view, exclusions make such policies ineffective or the costs of coverage make such insurance impractical and we believe that we can more reasonably protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance. A partial or complete failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures, an acceleration of planned capital expenditures, interruptions in service, a reduction in contracted backlog and lost revenue and could have a material adverse effect on our business, financial condition and results of operations. We do not currently insure against lost revenue in the event of total or partial loss of a satellite.

We also maintain third-party liability insurance on some of our satellites to cover damage caused by our satellites. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We are subject to political, economic, regulatory and other risks due to the international nature of our operations.

We provide communications services in approximately 200 countries and territories. Accordingly, we may be subject to greater risks than other companies as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes, government sanctions and regulatory actions, and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide services, for instance in countries heavily reliant on revenues from natural resources. If we ever need to pursue legal remedies against our customers or our business partners located outside of Luxembourg, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them depending on their location.

Substantially all of our on-going technical operations are conducted and/or managed in the United States, Luxembourg and Germany. However, providers of satellite launch services, upon which we are reliant to place our satellites into orbit, locate their operations in other countries, including Kazakhstan. Political disruptions in this country could increase the risk of launching the satellites that provide capacity for our operations, which could result in financial harm to us.

Our business is subject to foreign currency risk.

Almost all of our customers pay for our services in U.S. dollars, although we are exposed to some risk related to customers who do not pay in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers, and in certain circumstances, cause us to renegotiate prices or other terms in contracts in order to retain such customers. For instance, our Russian customers and others may face difficulties paying for our services because of recent deterioration in the Russian currency and the relative strength of the U.S. dollar compared to many other currencies. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

A limited number of customers provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2016, our ten largest customers and their affiliates represented approximately 31% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

Some customers have in the past defaulted and, although we monitor our larger customers’ financial performance and seek deposits, guarantees and other methods of protection against default where possible, our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, devaluation of local currency or other reasons. Defaults by any of our larger customers or by a group of smaller customers who, collectively, represent a significant portion of our revenue could adversely affect our revenue, operating margins and cash flows. If our contracted backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

Reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce our revenue and adversely affect our business.

The U.S. government, through the Department of Defense and other agencies, is one of our largest customers. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. We provide services to the U.S. government and its agencies through contracts that are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may extend over many years. In recent years, there has been a pattern of delays in the finalization and approval of the U.S. government budget, which can create uncertainty over the extent of future government demand for our services. Furthermore, in light of the current geopolitical situation, with reductions in U.S. operational presence in Iraq, Afghanistan and potentially the Middle East more generally, there may be additional future declines in the U.S. government’s demand for and use of our services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, this could adversely affect our revenue and operating margins.

The loss of the services of key personnel could have a material adverse effect on our business.

Our executive officers and other members of our senior management have been a critical element of our success. These individuals have substantial experience and expertise in our business and have made significant contributions to its growth and success. We have entered into employment agreements with each of our executive officers, including David McGlade, our Executive Chairman, Stephen Spengler, our Chief Executive Officer, Jacques Kerrest, our Executive Vice President and Chief Financial Officer, Michelle Bryan, our Executive Vice President, General Counsel and Chief Administrative Officer, Kurt Riegelman, our Senior Vice President, Sales and Marketing and Michael DeMarco, our Senior Vice President, Operations, and certain targeted retention mechanisms; however, these agreements and mechanisms do not guarantee that these executives will remain with us. The unexpected loss of services of one or more of our executive officers or members of senior management could have a material adverse effect on our business.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

•	problems with the power systems of the satellites, including:

•	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•	failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup satellite control processor (“SCP”); and

•	failure of the Xenon-Ion Propulsion System (“XIPS”) used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

•	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out, including:

•	failure of one or more gyroscope and/or associated electronics that are used to provide satellite attitude information during maneuvers.

We have experienced anomalies in each of the categories described above. Although we work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for on-satellite backups for certain critical components to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components. These anomalies can manifest themselves in scale from minor reductions of equipment redundancy to marginal reductions in capacity to complete satellite failure. Some of our satellites have experienced significant anomalies in the past and some have components that are now known to be susceptible to similar significant anomalies. An on-satellite backup for certain components may not be available upon the occurrence of such an anomaly.

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite, cause other satellite operators to incur expenses to avoid such physical damage or interference or lower operating income as a result of an impairment charge. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered.

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our Intelsat 804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The Intelsat 804 satellite was an LM 7000 series satellite, and as of December 31, 2016, we operated one other satellite in the LM 7000 series, Intelsat 805. We believe that the Intelsat 804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

Our Intelsat 802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite in September 2006. A significant subset of transponders on Intelsat 802 was subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. We believe that the Intelsat 802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom.

Our Galaxy 15 satellite experienced an anomaly in April 2010 resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and subsequently completed diagnostic testing and uploading of software updates that protect against future anomalies of this type. Galaxy 15 continues to provide normal service.

We may also experience additional anomalies relating to the failure of the SCP in our BSS 601 satellite , various anomalies associated with the XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our Intelsat 4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results. As of December 31, 2016, we operate only one BSS 601 satellite, Intelsat 26.

Certain of the BSS 601 HP satellites have experienced various problems associated with their XIPSs. We currently operate four BSS 601 HP satellites of this type, three of which have experienced failures of both XIPSs and the other has experienced a partial loss of XIPS. We may in the future experience similar problems associated with XIPS or other propulsion systems on our satellites.

Two of the three BSS 702 HP satellites that we operate, as well as BSS 702 HP satellites of a similar design operated by others, have experienced a progressive degradation of their solar arrays causing a reduction in output power. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. The power reduction may require us to permanently turn off certain transponders on the affected satellites to allow for the continued operation of other transponders, which could result in a loss of revenues, or may result in a reduction of the satellite’s service life. In 2004, based on a review of available data, we reduced our estimate of the service lives of both satellites due to the continued degradation.

On April 22, 2011, our Intelsat 28 satellite, formerly known as the Intelsat New Dawn satellite, was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in our fleet. The New Dawn joint venture filed a partial loss claim with its insurers relating to the C-band antenna reflector anomaly and all of the insurance proceeds from the partial loss claim were received in 2011. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A failure review board established to determine the cause of the anomaly completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The failure review board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on Intelsat 18, which was successfully launched on October 5, 2011, and on Intelsat 23, which was launched in October 2012.

During launch operations of Intelsat 19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”), formed by Space Systems/Loral, LLC (“SSL”) and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we filed a partial loss claim with our insurers relating to the solar array anomaly. We received $84.8 million of insurance proceeds related to the claim in 2013. As planned, Intelsat 19 replaced Intelsat 8 at 166°E, in August 2012.

During the orbit raising of Intelsat 33e in September 2016, the satellite experienced a malfunction of the main satellite thruster. Orbit raising was subsequently completed using a different set of satellite thrusters. The anomaly resulted in a delay of approximately three months in the satellite reaching geostationary orbit as well as a reduction in the satellite’s estimated lifetime. Intelsat 33e entered service in January 2017, and currently, there is no evidence of any impact to the communications payload. A failure review board has been established to determine the cause of the anomaly. Intelsat filed a loss claim with its insurers relating to the loss of life for approximately $78 million.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenue. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs, which could be more than $250 million.

On February 1, 2013, the launch vehicle for our Intelsat 27 satellite failed shortly after liftoff and the satellite was completely destroyed. A failure review board was established and subsequently concluded that the launch failed due to the mechanical failure of one of the first stage engine’s thrust control components. The satellite and launch vehicle were fully insured, and all of the insurance proceeds from the loss claim were received in 2013. If, however, we were to experience a loss that was uninsured or that exceeded the policy coverage limits of the insurance maintained for the launch, we could lose the capital invested in the damaged satellite or other equipment as well as the anticipated future cash flows from those assets. In addition, even if damage to such assets was adequately covered by insurance, a disruption of our business caused by a loss event may result in the loss of business.

Since 1980, we and the entities we have acquired have launched 119 satellites. Including the Intelsat 27 satellite, seven of these satellites were destroyed as a result of launch failures, all but one of which occurred prior to 2000. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used. As of December 31, 2016, we had seven satellites which are in the manufacturing and design phase, or recently launched, from 2017 to 2019. We also have three other satellites in development, which will not require capital expenditure.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to utilize transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available.

Our dependence on outside contractors could result in increased costs and delays related to the launch of our new satellites, which would in turn adversely affect our business, operating results and financial condition.

There are a limited number of companies that we are able to use to launch our satellites and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to our launch service providers, such as satellite launch failures or financial difficulties (which some of these providers have previously experienced), could result in increased costs or delays in the launch of our satellites. General economic conditions may also affect the ability of launch providers to provide launch services on commercially reasonable terms or to fulfill their obligations in terms of launch dates, pricing, or both. In the event that our launch service providers are unable to fulfill their obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

A natural disaster could diminish our ability to provide communications service.

Natural disasters could damage or destroy our ground stations, resulting in a disruption of service to our customers. We currently have the technology to safeguard our antennas and protect our ground stations during natural disasters such as a hurricane, but the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time and may incur an impairment charge lowering our operating income.

We are subject to orbital slot/spectrum access requirements of the ITU and regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes internationally and in those countries.

The telecommunications industry is highly regulated, and we depend on access to orbital slots and spectrum resources to provide satellite services. The ITU and national regulators allocate spectrum for satellite services, and may change these allocations, which could change or limit how Intelsat’s current satellites are able to be used. In addition, in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide these services to our customers or expand into new services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked or adversely modified. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

If we do not maintain regulatory authorizations for our existing satellites and associated ground facilities or obtain authorizations for our future satellites and associated ground facilities, we may not be able to operate our existing satellites or expand our operations.

The operation of our existing satellites is authorized and regulated by the U.S. Federal Communications Commission (“FCC”), the U.K. Office of Communications (“Ofcom”) and the U.K. Space Agency (“UKSA”), the National Information & Communications Technology Authority of Papua New Guinea (“NICTA”), the Ministry of Internal Affairs and Communications of Japan, and the Bundesnetzagentur (“BNetzA”) in Germany.

We believe our current operations are in compliance with FCC and non-U.S. licensing jurisdiction requirements. However, if we do not maintain the authorizations necessary to operate our existing satellites, we will not be able to operate the satellites covered by those authorizations, unless we obtain authorization from another licensing jurisdiction. Some of our authorizations provide waivers of technical regulations. If we do not maintain these waivers, we will be subject to operational restrictions or interference that will affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location to the extent these services cannot be provided by satellites at other orbital locations.

Our launch and operation of planned satellites requires additional regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction. Likewise, if any of our current operations are deemed not in compliance with applicable regulatory requirements, we may be subject to various sanctions, including fines, loss of authorizations, or denial of applications for new authorizations or renewal of existing authorizations. It is not uncommon for licenses for new satellites to be granted just prior to launch, and we expect to receive such licenses for all planned satellites. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU, or national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights and/or priority to use these orbital locations, and the locations with ITU priority could become available for other satellite operators to use. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Coordination results may adversely affect our ability to use a satellite at a given orbital location for our proposed service or coverage area.

We are required to record frequencies and orbital locations used by our satellites with the ITU and to coordinate with other satellite operators and national administrations the use of these frequencies and orbital locations in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of satellites at particular orbital locations, as well as the type of applications or services that we can accommodate. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use a satellite at a given orbital location for our proposed service or coverage area. The use of our satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).

Our failure to maintain or obtain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. State Department, U.S. Commerce Department and U.S. Treasury Department regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical data or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. Department of Defense, or if we do not comply with U.S. law, we may not be able to continue to perform our obligations under U.S. government contracts.

To participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense. Given our foreign ownership, we entered into a proxy agreement with the U.S. government that limits our ability to control the operations of this subsidiary, as required under the national security laws and regulations of the United States. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially and adversely affected. Further, if we materially violate the terms of the proxy agreement or if we are found to have materially violated U.S. law, we or the subsidiary holding the security clearances may be suspended or barred from performing any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties. To participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense. Given our foreign ownership, we entered into a proxy agreement with the U.S. government that limits our ability to control the operations of this subsidiary, as required under the national security laws and regulations of the United States. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially and adversely affected. Further, if we materially violate the terms of the proxy agreement or if we are found to have materially violated U.S. law, we or the subsidiary holding the security clearances may be suspended or barred from performing any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties.

The ability of OneWeb and its subsidiaries to make dividends or distributions to Intelsat may be restricted.

None of OneWeb or its subsidiaries will be a Restricted Subsidiary (as such term will be defined in the indenture governing the Jax Final Notes) and the restrictive covenants in the indenture governing the Jax Final Notes, including any limitation on the ability to create restrictions on dividends or distributions, will not apply to OneWeb or its subsidiaries. As of December 31, 2016, OneWeb and its wholly-owned subsidiaries had approximately $22 million of corporate level indebtedness that was converted into equity in the first quarter of 2017. OneWeb is currently pursuing up to approximately $3.0 billion of secured financing to help enable it to fund the construction and deployment of its Generation I satellite constellation. The documents governing any future indebtedness of OneWeb and its subsidiaries may limit their ability to make dividends or distributions to Intelsat. You should not expect Intelsat to have access to the assets of any of OneWeb or its subsidiaries in order to make payments on its guarantee of the Jax Final Notes.

We (including, after the Combination, WorldVu Satellites Limited and its affiliates) may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Intelsat S.A and certain of its subsidiaries (including, after the Combination, WorldVu Satellites Limited and certain of its affiliates) are Luxembourg-based companies and are subject to Luxembourg taxation for corporations. We believe that a significant portion of the income derived from our communications network will not be subject to tax in certain countries in which we own assets or conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the presently anticipated nature and conduct of our business and on our current interpretations of, and positions under, the current tax laws of the countries in which we own assets or conduct activities. These tax laws are inherently complex and subject to differing interpretations, and their application can be highly dependent on relevant facts and circumstances. Accordingly, our positions under these laws are subject to review and possible challenge by taxing authorities. There can be no assurance that a taxing authority would not seek to challenge our tax positions, or that such challenge would not be sustained by a court having jurisdiction over such challenge.

In addition, various governmental authorities in recent years have been increasingly focused on issues relating to the taxation of multinational corporations, including issues relating to “base erosion and profit shifting” and tax residence. There can be no assurance that as a result of the way Intelsat S.A. and its subsidiaries (including, after the Combination, WorldVu Satellites Limited and its affiliates) operate and conduct their businesses, the Combination, a prospective or retroactive change in applicable tax laws or otherwise, a taxing authority in a jurisdiction in which we operate would not seek to challenge the treatment of certain intercompany transactions among Intelsat S.A. and/or its subsidiaries (including, after the Combination, WorldVu Satellites Limited and its affiliates) or assert that Intelsat S.A. or any of its subsidiaries (including, after the Combination, WorldVu Satellites Limited and its affiliates) is tax resident in such jurisdiction or that its income is otherwise subject to taxation by such jurisdiction. Any such challenge or assertion, if successful, could have a material adverse effect on our business, financial condition and results of operation.

Furthermore, we conduct business with customers and counterparties in multiple countries and jurisdictions. Our overall tax burden is affected by tax legislation in these jurisdictions and the terms of, and our eligibility to benefit from, income tax treaties between these countries and the countries in which our subsidiaries are qualified residents for treaty purposes as in effect from time to time. Tax legislation in these countries and jurisdictions may be amended and treaties are regularly renegotiated by the contracting countries and, in each case, may change. If tax legislation or treaties were to change, or if we were otherwise to lose our eligibility to benefit from certain treaties, we could become subject to additional taxes, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contracts and practices and current tax regimes. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. Our results of operations could be materially adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Risks Related to OneWeb’s Business

OneWeb has a limited operating history, which may make it difficult to evaluate its business and prospects.

OneWeb was founded in 2012 and commenced its current business operations in 2014. Accordingly, it has a limited operating history upon which to evaluate the viability and sustainability of its business and its acceptance by consumers. Currently, OneWeb has limited operations, limited financial resources, and no revenues. These circumstances make it difficult to evaluate its business and prospects. In addition, OneWeb’s business plans and prospects must be considered in light of the problems, expenses, difficulties, delays, complications and uncertainties frequently encountered by and associated with a company in the early stages of its business growth, which are exacerbated by the unique nature of the OneWeb business and the regulatory environment in which it operates.

OneWeb has a history of losses and has never generated any revenue.

For the years ended December 31, 2015 and 2016, OneWeb incurred net losses attributable to the company of approximately $28 million and $56 million, respectively, and had negative combined cash flows of approximately $127 million and $249 million, respectively from operating and investing activities. Since 2012, OneWeb has never generated any revenue and therefore has never been profitable. OneWeb does not expect to begin to earn meaningful revenues until 2020 at the earliest and, once it does so, may not be able to generate sufficient revenue to achieve or sustain profitability in the future. OneWeb has incurred significant expenses and expects to expend substantial financial resources in the coming years in order to deploy and manage its planned satellite constellation and network systems. Revenues will depend on the success of OneWeb’s third-party distributors and acceptance of OneWeb’s services by end-users in targeted markets. If OneWeb does not generate sufficient revenue to achieve or maintain profitability, it will continue to incur significant losses in the future.

OneWeb’s business is capital intensive and requires it to make long-term capital expenditure decisions. OneWeb may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

Implementation of OneWeb’s business strategy requires a substantial outlay of capital and there can be no assurance that it will be able to satisfy its capital requirements. OneWeb is currently pursuing the OneWeb Satellite Financing to fund the construction and deployment of its first satellite constellation. The availability and cost to OneWeb of external financing, including any such secured financing, depend on a number of factors outside of OneWeb’s control, including general market conditions, OneWeb’s financial performance and the perceived value of OneWeb’s assets and expected future revenue stream, as well as OneWeb’s credit rating. Following the Combination, Intelsat’s ability to fund the OneWeb business through earnings from and/or financings of Intelsat’s existing business will be limited, if not effectively prohibited entirely, by the terms of Intelsat’s existing and future indebtedness. OneWeb’s inability to obtain the secured financing it is seeking or to otherwise meet its capital needs could have a material adverse effect on OneWeb’s ability to generate revenue and execute on its business plan. In addition, the terms of any such financing may be more restrictive than currently anticipated and may also cost more than currently expected, which could adversely affect OneWeb’s business and prospects.

OneWeb’s results will depend on continuing and increasing demand for broadband access and connectivity as well as wireless communications services via satellite. If demand does not continue or increase, potential revenues and profitability may not be realized as anticipated.

OneWeb’s business plan is predicated on demand for its services and products, especially increased demand for both fixed and mobile data services. A lack of demand could impair OneWeb’s ability to receive higher revenues from the revenue share portion of the SoftBank-OneWeb Capacity Purchase Agreement, could impair the ability of SoftBank or SoftBank’s or OneWeb’s distributors, sub-distributors or resellers to sell OneWeb’s services and products, or to develop and successfully market new services and products, and could exert downward pressure on prices. Any decline in prices would decrease OneWeb’s potential revenues and profitability from the revenue share portion of the Softbank-OneWeb Capacity Purchase Agreement and adversely affect its ability to generate cash for investments, including the capital needed to replace OneWeb’s satellites over time.

•	The success of OneWeb’s business plan will also depend on a number of other factors, including:

•	the level of market acceptance and demand for OneWeb’s services and products;

•	OneWeb’s ability to introduce innovative new services and products that satisfy market demand;

•	the effectiveness of OneWeb’s competitors in developing and offering similar services and products; and

•	OneWeb’s ability to maintain competitive prices for its products and services and control costs.

OneWeb is subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity, and faces existing and potential competitors in the telecommunications industry.

Competition in the telecommunications industry is intense and fueled by rapid, continuous technological advances and alliances between industry participants seeking to capture significant market share.

A failure by OneWeb to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of its business and a downgrade of its credit rating, which would restrict its access to the capital markets. Certain of OneWeb’s potential competitors may have substantially greater financial, technical, marketing and distribution resources than OneWeb, and such competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than OneWeb can.

Satellite-based Competitors

While OneWeb has not yet launched its planned satellite constellation, several of its competitors already have satellites in orbit. OneWeb will compete with a number of FSS operators, such as Eutelsat Communications and SES S.A. FSS operators, which use a network of GEO satellites, are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. Advances in satellite technology, including high throughput satellites, may allow FSS operators to reduce prices over time, further enhancing their attractiveness to customers.

There are also a number of mobile satellite service (“MSS”) operators, such as Iridium, Thuraya, Inmarsat, Globalstar and Orbcomm, which provide some services on a global or regional basis that may be similar to the services OneWeb intends to develop, including a constellation of LEO satellites and ground infrastructure, similar to the system OneWeb plans to build and deploy. Competition from MSS operators has been increasing particularly with respect to the provision of satellite low speed data service to end-users.

Terrestrial Competitors

OneWeb’s business will also be subject to competition from ground-based forms of communications technology, including those that transmit signals using fiber optic cable, DSL and terrestrial wireless transmitters, as well as those that provide two-way satellite based data and voice communication services and digital cellular services such as GSM, 3G, 4G, LTE and 5G. Terrestrial wireless voice and data service providers are continuing to expand into rural and remote areas, particularly in less developed countries, and are providing similar types of services and products to those anticipated to be provided by OneWeb through its satellite-based system. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than services historically offered via satellite. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices OneWeb would be able to charge for its services and thereby negatively affecting its profitability.

Other Potential Competitors and New Technologies

In addition, OneWeb will face competition from new competitors and new technologies. A continuing trend towards consolidation and strategic alliances in the telecommunications industry, as well as the possibility that other global LEO constellations may be deployed in the future by companies such as Boeing and Telesat could give rise to significant new competitors once OneWeb’s system is operational, and some potential competitors may benefit from government subsidies, or other protective measures. Some competitors may provide more efficient or less expensive services than OneWeb is able to provide, which could reduce OneWeb’s market share and adversely affect its revenues and business. Furthermore, these competitors may have access to capital at lower cost than OneWeb, thereby enabling them to adopt more aggressive pricing policies and offer end-users more attractive terms. Moreover, the introduction or implementation of new technologies that can provide increased capacity to end-users at a lower cost may reduce demand for OneWeb’s services.

OneWeb relies exclusively on its joint venture with Airbus Defence and Space for the supply of its LEO satellites, equipment and services.

OneWeb has contracted with OWS, the joint venture with Airbus, to design, manufacture and develop OneWeb’s LEO satellites and to design and oversee the construction and development by third parties of OneWeb’s assembly lines and manufacturing facilities. In connection with this joint venture, OneWeb has granted broad exclusivity rights to the joint venture, providing that OWS will be the exclusive vehicle for the manufacture and delivery of the OneWeb constellation for both OneWeb’s Generation I and Generation II systems. OneWeb may face costs and risks arising from this joint venture, including managing the joint venture with a joint venture partner over whom OneWeb has little or no control. These risks may include adverse legal, organizational and financial consequences, and diversion of management’s time. OneWeb’s participation in the OWS joint venture is subject to risks commonly associated with joint ventures and non-majority investments, such as the following:

•	OneWeb could become engaged in a dispute with Airbus that might affect OneWeb’s ability to develop or manufacture its satellites or delay its business plans and schedules;

•	Airbus may be unable to meet its economic and contractual obligations to OWS or to OneWeb, and OneWeb may be required to perform those obligations alone; and

•	Airbus may have economic, business or legal interests or goals that are inconsistent with OWS or OneWeb, or may have competing interests in OneWeb’s markets that could create conflict of interest issues.

Failure by OneWeb, Airbus or OWS to adequately manage the risks associated with the joint venture could have a material adverse effect on the financial condition or results of operations of OWS and, in turn, OneWeb’s business and prospects.

OneWeb currently relies on only two launch services providers for launch of its Generation I satellites.

Any delays in the launch of OneWeb’s satellites could have a material adverse effect on its business and prospects. OneWeb has currently contracted with two launch services providers for its Generation I satellites: Arianespace and Virgin Galactic. See “Description of Material Relationships of OneWeb.” While Arianespace’s Soyuz 2b three-stage launcher has been contracted for all the required launches across three launch facilities and has been reliable, historical performance is no guarantee of future performance and there is no assurance that launch delays, failures or underperformance will not occur. Moreover, one of the three launch facilities of Arianespace’s Soyuz 2b three-stage launcher is located in Russia, and unpredictable political and economic conditions due to the current conflicts involving Russia could adversely affect OneWeb’s ability to meet its launch schedules or operate its satellites. See “—OneWeb is subject to risks associated with doing business internationally.” With respect to Virgin Galactic, to date it has not successfully launched any satellites and therefore there is no operating history upon which to evaluate its ability to support OneWeb’s launches. The loss of Arianespace followed by any difficulty in identifying alternate launch providers in a timely manner could result in difficulties or delays in the launch of OneWeb’s satellites.

Airbus is a strategic partner and significant shareholder of OneWeb and is also a significant shareholder of Arianespace, and each of Airbus and Arianespace may have interests that are different from or compete with OneWeb’s interests.

Prior to the Combination, Airbus beneficially owned approximately 13% of OneWeb’s outstanding ordinary shares, and after giving effect to the Combination, the SoftBank Investment, the Exchange Offers and Affiliates Exchange Offers, will own approximately 5.8% of the outstanding voting common shares of the combined company. As Arianespace is OneWeb’s main launch partner, and Airbus has partnered with OneWeb to form the OWS joint venture, both Arianespace and Airbus are strategic partners to OneWeb with rights and obligations under the launch services agreement and joint venture agreement, respectively, that may cause their interests to differ from the interests of the combined company and its other shareholders. As a result of these differing interests, Arianespace or Airbus may take actions that they believe are in their best interests but which might not be in the best interests of either the combined company or its other shareholders. In general, any uncertainty about the OWS joint venture between OneWeb and Airbus or the relationship between OneWeb and Arianespace and between OneWeb and Airbus could have a material adverse effect on OneWeb’s business and prospects.

OneWeb relies on a limited number of key vendors for supply of equipment and services.

As described in the section entitled “Summary—Description of Material Relationships of OneWeb,” OneWeb relies on a limited number of key vendors for the supply of equipment and services, namely MDA, Qualcomm and Hughes. If any of MDA, Qualcomm, Hughes or OneWeb’s other major vendors or suppliers were to terminate its relationship with OneWeb, OneWeb may not be able to find a replacement vendor or supplier in a timely manner, at an acceptable price or at all. Even if OneWeb were able to replace any of these vendors or suppliers, there could be a substantial period of time in which OneWeb’s services and products would not be available; any new relationship may involve higher costs and delays in development and delivery; and OneWeb may encounter technical challenges in successfully replicating satellite manufacturing processes and related ground infrastructure systems. In addition, OneWeb’s vendors and suppliers may become capacity-constrained as a result of a surge in demand, a natural disaster or other event, resulting in a shortage or interruption in supplies or an inability to meet increased demand. If OneWeb’s vendors or suppliers terminate their relationships with OneWeb, fail to provide equipment or services to OneWeb on a timely basis or fail to meet OneWeb’s performance expectations, or any delay in the design, development, production and deployment of the products and services provided by such vendors and suppliers, OneWeb may be unable to provide products or services to its end-users in a competitive manner, which could in turn negatively affect its business.

The OneWeb business will depend on SoftBank for substantially all of its revenues.

OneWeb’s revenues arising from the SoftBank-OneWeb Capacity Purchase Agreement are expected to represent substantially all of OneWeb’s revenues in the near future. Subject to OneWeb achieving and maintaining certain service stage standards, meeting customary industry service levels and force majeure events, under the SoftBank-OneWeb Capacity Purchase Agreement, SoftBank will be required to make minimum payments totaling $4 billion in respect of Generation I Capacity and, if SoftBank exercises its right to purchase Generation II Capacity, $6.5 billion in respect of such Generation II Capacity. As a result, the loss of SoftBank as OneWeb’s main distributor, the inability of SoftBank to resell the OneWeb Capacity, or the occurrence of an event that causes SoftBank to be unable to comply with the agreement could have a material adverse effect on OneWeb’s business and prospects. See “Description of Expected Intercompany Agreements and Arrangements—SoftBank-OneWeb Capacity Purchase Agreement.”

OneWeb expects to rely on SoftBank to resell OneWeb Capacity to third-party distribution partners and service providers, and each of OneWeb and SoftBank expects to rely on third-party distribution partners and service providers to sell OneWeb services to end-users.

Pursuant to the SoftBank-OneWeb Capacity Purchase Agreement, SoftBank has the exclusive right to enter into sub-distribution agreements with third parties to resell Generation I Capacity and, if applicable, Generation II Capacity, except in certain geographic regions and market segments in which OneWeb has previously granted rights to third parties, in which case SoftBank will have co-exclusivity with any such third parties. OneWeb expects to rely on SoftBank not only to purchase OneWeb Capacity from OneWeb, but also for SoftBank to resell OneWeb Capacity to Intelsat or other sub-distributors, value-added resellers, internet service providers, international licensees and country representatives that market and distribute OneWeb’s services to end-users in the United States and internationally and determine the prices end-users pay. OneWeb will also depend on SoftBank, and OneWeb and SoftBank will depend on Intelsat and their other respective distributors and sub-distributors, to develop innovative and improved solutions and applications integrating OneWeb’s products and service offerings. For instance, even before the Combination, SoftBank and OneWeb have already entered into sub-distribution agreements with Intelsat, Grupo Salinas, Bharti, and Hughes, to distribute and re-distribute OneWeb Capacity in certain geographic regions. See “Summary—Description of Material Relationships of OneWeb.” As a result of OneWeb’s business structure, OneWeb will place substantial reliance on third-party distributors, and its revenues, profitability, liquidity and reputation could be adversely affected if such third-party distributors are unsuccessful. Moreover, distributors, sub-distributors and resellers operate independently of OneWeb, and OneWeb has limited or no control over their operations, which exposes OneWeb to significant risks. If distributors or sub-distributors do not perform adequately, or if either OneWeb or SoftBank is unable to locate competent distributors or sub-distributors in particular countries and secure their services on favorable terms, OneWeb may be unable to achieve its expected revenues and growth through the SoftBank-OneWeb Capacity Purchase Agreement. In addition, OneWeb may lose distributors due to competition, consolidation, regulatory developments, business developments affecting distributors or their consumers, or for other reasons. The willingness of OneWeb’s existing resellers, as well as potential new resellers, to engage or continue to engage in OneWeb’s business also depends on a number of factors, including whether they perceive OneWeb’s services to be compatible with their business objectives, whether the prices they can charge end-users will provide an adequate return, and regulatory constraints, if any.

The sub-distribution agreements entered into by OneWeb and SoftBank also grant the applicable counterparties certain rights of exclusivity, first refusal/first offer and “most favored nation” rights with respect to OneWeb capacity. These arrangements may impact or limit the manner in which OneWeb and/or SoftBank manages and operates its business in a number of key territories and markets. For example, if Intelsat were granted rights to resell OneWeb services into the same market segments and territories as Hughes or Grupo Salinas, SoftBank may be required to offer Hughes or Grupo Salinas commercial terms (including as to pricing and capacity allocation) at least as favorable as those received by Intelsat as a result of the “most favored nation” rights granted by SoftBank to Hughes and Grupo Salinas.

OneWeb is subject to risks associated with doing business internationally.

International telecommunications services are subject to country and region risks. Most of OneWeb’s coverage area and a number of its subsidiaries are located outside the United States. Its international operations involve varying degrees of risk and uncertainties inherent in conducting business abroad, which risks will be exacerbated when it begins operations. Such risks include tariffs, taxes, government sanctions and regulatory actions, and other trade barriers that may be imposed on its services, or by political and economic instability in the countries in which OneWeb provides services. Other risks and uncertainties inherent in conducting business abroad include complications in complying with foreign regulations, such as those related to restrictions on foreign ownership and investment, business practices (including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act and similar anti-bribery laws), export controls (including the U.S. International Traffic in Arms Regulations and the economic and trade embargoes administered by the U.S. Office of Foreign Assets Control, varying intellectual property rules and available protections, and greater exposure to the possibility of economic instability, the disruption of operations from labor and political disturbances, expropriation, acts of terrorism or war.

OneWeb expects that a significant portion of its revenues and the revenues of its distributors and sub-distributors will be generated from sales in emerging markets, and certain of the risks described above may be greater in developing countries or regions, where economic, political or diplomatic conditions may be significantly more volatile than those commonly experienced in the United States and other industrialized countries, including as a result of political instability, sovereign debt issues or the imposition of international sanctions in response to certain state actions and less developed and predictable legal and regulatory systems. For example, Arianespace’s Soyuz 2b three-stage launchers, the main launch vehicle for OneWeb’s satellites, are located in Baikonur in Kazakhstan, the European Spaceport in Korou, French Guiana, and Vostochny in Eastern Russia. Recent political events, including ongoing unrest in Russia, sanctions imposed on Russia by certain European nations and pronouncements by Russia’s space agency, Roscosmos, threatening to suspend the supply of Soyuz rockets to Arianespace over unpaid fees, which payments were the subject of a freeze order imposed by a French court related to the Yukos litigation, and ongoing sanctions imposed by the U.S. on Russia, could impact OneWeb’s ability to meet its launch schedules. Any such disruptions or the threat of disruptions could result in financial harm to OneWeb, negatively affect its operations or lead to damage to, or expropriation of, its property or danger to its personnel.

The loss of skilled management and key personnel could impair OneWeb’s operations.

OneWeb’s performance is substantially dependent on the performance and institutional knowledge of its senior management as well as a number of key scientific, technical and marketing personnel. In particular, OneWeb’s success depends to a significant degree on its ability to attract and retain highly skilled personnel and those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes, and competition for these types of personnel is intense. To the extent that the demand for qualified personnel exceeds supply, OneWeb could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under its contracts if its needs for such employees were unmet. The loss of the services of any member of OneWeb’s senior management, scientific or technical staff could materially harm OneWeb’s business or significantly delay or prevent the achievement of OneWeb’s business objectives by diverting management’s attention to other matters, and could have a material adverse effect on its business, operating results and financial condition.

OneWeb’s business will depend on the ability and willingness of third parties to manufacture user terminals that will allow its distributors and sub-distributors to sell OneWeb’s capacity to end users.

Neither OneWeb nor SoftBank manufactures or contracts with original equipment manufacturers (“OEMs”) to manufacture UTs, which will comprise a significant component of the ground-based equipment required for end-users to be able to access the OneWeb satellite system. In addition, neither OneWeb nor SoftBank has intentions or plans to manufacture or contract with OEMs to manufacture UTs. As a result, OneWeb’s business will rely in part on the development, manufacture, export, sale, maintenance and repair of UTs by third-party OEMs over which OneWeb and SoftBank will have no control. If the number of available UT manufacturers were to decrease in the future, or if the supply of UTs were to become limited for any other reason, the cost of UTs could become higher than currently anticipated, resulting in increased costs to end-users of OneWeb’s distributors and sub-distributors and consequently reduced demand, which could in turn materially and adversely affect OneWeb’s potential revenues from such distributors and sub-distributors. Furthermore, if OneWeb’s sub-distributors were unable to import UTs, or failed to buy UTs in sufficient volume, the limited supply of UTs could significantly affect OneWeb’s revenue model, which could have a material and adverse impact on OneWeb’s strategies and business prospects.

OneWeb’s dependence on the OWS joint venture could result in delays related to the design and manufacture of its satellites.

Any delays in the design or construction of OneWeb’s satellites could have a material adverse effect on its business and prospects. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality OneWeb requires. OneWeb has contracted with OWS, the joint venture with Airbus, to design, manufacture and develop OneWeb’s LEO satellites and to design and oversee the construction and development by third parties of OneWeb’s assembly lines and manufacturing facilities. Pursuant to its rights in the joint venture, Airbus will continue to own all rights, title, and interest (whether ownership rights or licenses, as the case may be) in all intellectual property that was developed by Airbus or on its behalf prior to the formation of OWS, which would make it even more difficult to replace OWS. The loss of OWS or any of OneWeb’s other manufacturers could increase the cost and result in the delay of the design or construction of OneWeb’s satellites, which in turn would delay the ability to commence earning substantial revenues.

OneWeb’s satellites under construction are subject to risks related to construction and launch that could limit OneWeb’s ability to utilize these satellites.

Satellite construction and launch are subject to significant risks, including delays, launch failure and incorrect orbital placement. Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time satellites are ready to be launched. Satellites are also subject to certain risks related to failed launches. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on OneWeb’s results of operations, business prospects and financial condition.

Any launch delay or failure could take Arianespace’s Soyuz launch vehicle platform offline.

If any of OneWeb’s satellites experience launch delay or failure, this could impact the Soyuz launch vehicle platform’s ability to meet OneWeb’s satellite launch and deployment schedule on time. If OneWeb’s satellites do not launch as expected or do not meet the launch schedule, this could conflict with Soyuz launchers’ operational availability and result in the Soyuz launch vehicle platform going offline, which could adversely affect OneWeb’s business and results of operations. Moreover, the Soyuz platform is also utilized by other satellite companies for their own payloads. Any delay or failure experienced by the Soyuz platform in servicing the payload requirements for the satellites of these other companies may also impact Soyuz launchers’ operational availability for OneWeb’s constellation deployment and impair the timing of OneWeb’s satellite launch and deployment schedule. This risk is exacerbated by the fact that OneWeb intends to deploy multiple satellites per each launch.

OneWeb’s satellites are subject to significant operational risks while in orbit due to various types of potential anomalies and potential impacts of space debris or other spacecraft, which if they were to occur, could adversely affect OneWeb’s revenues, profitability and liquidity.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as “anomalies,” that may occur in OneWeb’s satellites. Some of the principal satellite anomalies include:

•	mechanical and electrical failures due to manufacturing error or defect;

•	equipment degradation during the satellite’s lifetime; and

•	deficiencies of control or communications software.

The effects of these anomalies include failure of the satellite, degraded communications performance, reduced power available to the satellite in sunlight and/or eclipse, battery overcharging or undercharging and limitations on satellite communications capacity.

Collisions with space debris or other spacecraft could materially affect system performance and OneWeb’s business. OneWeb’s satellites operate at LEO altitudes, in a regime populated by other operational satellites, defunct satellites and other cataloged debris, and debris that is too small to be tracked. OneWeb’s satellites will generally be able to maneuver around objects and react to warnings received from the authorities (JSPOC) to avoid space debris or other satellites, provided that OneWeb receives accurate data and sufficient advanced notice. Two major events in recent years have significantly increased the LEO debris population: a deliberate Chinese ASAT test in 2007 and an accidental collision in 2009 between an operational Iridium satellite and a non-operational Russian satellite.

Meteoroid events also pose a potential threat to all satellites. The probability that a meteor will damage those satellites increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

Any single anomaly or series of anomalies could materially adversely affect OneWeb’s operations, as well as its ability to attract new end-users for its services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that OneWeb could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites.

Satellites have a finite useful life, and their actual operational life may be shorter than their design life.

Each satellite has a limited useful life, referred to as its design life. OneWeb can provide no assurance as to the actual operational lives of its satellites, which may be shorter or longer than their design lives. OneWeb’s ability to earn revenue will depend on the continued operation of its satellites, each of which has a limited useful life. If the useful life of OneWeb’s satellites is shorter than their design life, OneWeb’s future revenues could be reduced.

OneWeb may be unable to obtain and maintain insurance for all its satellites, and the insurance OneWeb obtains will not protect it against all satellite-related losses.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent OneWeb experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, OneWeb may not have sufficient resources to replace the affected satellite.

Even where OneWeb expects to obtain in-orbit insurance for its satellites, this insurance coverage will not protect OneWeb against all losses that might arise as a result of a satellite failure. In addition, OneWeb’s insurance may not protect it against lost or delayed revenue, business interruption or lost business opportunities.

OneWeb will maintain in-orbit third-party liability insurance to protect OneWeb and the U.K. Government, as required by the U.K. Outer Space Act. Initially this insurance will be placed by Arianespace, as required under the launch services agreement, to provide coverage for launch and operations for 12 months after launch. OneWeb expects to maintain in-orbit third-party liability insurance once this policy expires, until the satellites are de-orbited. However, this insurance may not be adequate or available to cover all third-party damages that may be caused by any of its satellites, and OneWeb may not in the future be able to renew its third-party liability cover on reasonable terms and conditions, if at all.

OneWeb may be unable to mitigate losses through its future risk mitigation program.

OneWeb is developing a comprehensive risk mitigation program, which involves providing for six months’ in-orbit experience with several Pilot Satellites before its first production launch to mitigate risks of latent design defects, building and procuring satellites to allow for losses, and selecting Soyuz launch vehicles for their historical reliability. No assurance can be given that the use of Pilot Satellites for a six-month period will mitigate all risks related to manufacture and launch of OneWeb’s constellation. Another part of OneWeb’s risk mitigation program includes the manufacture and launch of surplus satellites to protect against losses incurred during operations, which will be “assurance” to ensure that OneWeb’s satellite constellation maintains a minimum capacity level. However, the surplus satellites may not be sufficient to protect against all degradations of capacity and may themselves be subject to technical and other risks. No assurance can be given that OneWeb’s risk mitigation program will mitigate all risks related to the manufacture and launch and operation of OneWeb’s constellation. If OneWeb’s satellite losses are greater than expected, its risk mitigation program may not be sufficient to mitigate future losses, which could materially adversely affect its business and prospects.

OneWeb’s products and services could fail to perform or could perform at reduced levels of service because of technological malfunctions or deficiencies or events outside of its control, which would seriously harm OneWeb’s business and reputation.

OneWeb’s products and services will be subject to the risks inherent in a large-scale, complex telecommunications system employing advanced technology, which risks are exacerbated by the fact that there has not been any significant or “real-world” testing of the technology to date. Once launched, any disruption to OneWeb’s satellites, services, information systems or telecommunications infrastructure could result in the inability of SoftBank, SoftBank’s or OneWeb’s distributors or sub-distributors, their respective consumers, or end-users of OneWeb’s products and services, to receive services for an indeterminate period of time. Repeated system failures or extended reduced levels of service could reduce OneWeb’s expected sales and revenues under the SoftBank-OneWeb Capacity Purchase Agreement, increase costs and seriously harm OneWeb’s business.

OneWeb’s ability to generate expected revenue in the future depends on its ability to develop low-cost antennas for its UTs.

Each of OneWeb’s UTs requires an antenna to track OneWeb’s satellites and provide radio frequency services. Among other things, the success of OneWeb’s business plan relies on the technical advantages and advanced features of OneWeb’s antenna systems as compared to its competitors’ offerings and the overall cost-effectiveness of OneWeb’s communications systems, products and services, which depends on building low-cost UTs. In order to build low-cost UTs, OneWeb is dependent on Hughes and other third parties selling antennas in the market at price points low enough to attract sufficient UT manufacturers to build adequate numbers of UTs at price points that result in sales of UTs that meet OneWeb’s projections. The failure by Hughes and other third parties to develop effective low-cost, functional antennas could impair the ability to attract enough manufacturers of UTs and could harm OneWeb’s business and results of operations.

Technical difficulties with OneWeb’s gateway earth stations could harm OneWeb’s business.

The future operations of OneWeb’s satellite constellation will rely on the functionality of OneWeb’s gateway earth stations, some of which are owned and maintained by third parties. OneWeb may experience technical difficulties or parts obsolescence with its gateway earth stations which negatively impact service in the region covered by that gateway earth station. In addition, gateway earth stations upon which OneWeb relies that are owned by third parties may not be appropriately maintained by the third party, which could affect their performance. Certain problems with these gateway earth stations may reduce their availability and negatively impact the performance of OneWeb’s system in that region.

Extreme events such as a natural disaster, earthquakes or severe weather could diminish or preclude OneWeb’s ability to provide communications service.

Extreme events could damage or destroy OneWeb’s gateway earth stations or OneWeb’s ground-based facilities resulting in a disruption of service to SoftBank, SoftBank’s or OneWeb’s distributors or sub-distributors, and end-users of OneWeb services in the affected region. If a natural disaster were to impair or destroy any of OneWeb’s ground facilities, OneWeb might be unable to provide service to SoftBank, SoftBank’s or OneWeb’s distributors or sub-distributors, their respective consumers, or end-users of OneWeb’s products and services in the affected area for a period of time. Even if the gateway earth stations are not affected by natural disasters, OneWeb’s service could be disrupted if a natural disaster damages wireline or terrestrial wireless networks that OneWeb utilizes, or disrupts its ability to connect to those networks. OneWeb’s operations or operations of suppliers with facilities in various locations may be interrupted by extreme events and effect OneWeb’s ability to provide service and products for a period of time. Such failure or service disruptions could harm OneWeb’s business and results of operations.

OneWeb relies on network and information systems and other technologies and a disruption, cyber-attack, failure or destruction of such networks, systems or technologies may disrupt or harm its business and damage its reputation, which could have a material adverse effect on its financial condition and operating results.

The capacity, reliability and security of OneWeb’s information technology hardware and software infrastructure are important to the operation of its business, which would suffer in the event of system disruptions or failures, such as computer hackings, cyber-attacks, computer viruses or other destructive or disruptive software, process breakdowns, denial of service attacks or other malicious activities. Security breaches, attacks, unauthorized access and other malicious activities have significantly increased in recent years, and some of them have involved sophisticated and highly targeted attacks on computer networks. OneWeb’s networks, systems and technologies and those of its third-party service providers and their consumers and end-users may also be vulnerable to such security breaches, attacks, malicious activities and unauthorized access, resulting in misappropriation, misuse, leakage, corruption, unscheduled downtime, falsification and accidental or intentional release or loss of information maintained on its and its third party service providers’ information technology systems and networks, including but not limited to customer, personnel and vendor data. If such risks were to materialize, OneWeb could be exposed to significant costs and interruptions, delays or malfunctions in its operations, any of which could damage its reputation and credibility and have a material adverse effect on its business and prospects. OneWeb may also be required to expend significant resources to protect against these threats or to alleviate problems, including reputational harm and litigation, caused by any breaches.

The loss of OneWeb’s license of Qualcomm’s intellectual property rights or OneWeb’s infringement of the intellectual property rights of others could have a significant adverse impact on OneWeb’s business.

OneWeb relies on licenses and other agreements with its vendors, contractors, suppliers and other third parties to conduct OneWeb’s operations and sell its products and services. Qualcomm will design and develop core elements of OneWeb’s satellite system and equipment to implement the system, and Qualcomm retains ownership of the technologies and intellectual property it develops for OneWeb. OneWeb’s exclusive license to the deliverables developed for it by Qualcomm permits use only in connection with OneWeb’s own constellation of satellites (and other satellites used to supplement its constellation). OneWeb’s exclusive rights do not include any right or license under Qualcomm patents for terrestrial-based, land mobile, wide-area wireless telecommunications applications (as opposed to, for example, applications in which UTs communicate with each other via OneWeb’s satellite system). If OneWeb requires rights at any point with respect to such terrestrial-based, land mobile, wide-area wireless telecommunications applications, it will be necessary to negotiate for additional license rights from Qualcomm. Loss of OneWeb’s existing Qualcomm license rights could leave OneWeb (and its suppliers) without license rights to use core elements of OneWeb’s satellite system and equipment to implement the system, which could have a significant adverse effect on OneWeb’s business, financial condition, results of operations or prospects.

Moreover, due to the rapid pace of technological change, OneWeb relies in part on technologies developed or licensed by third parties, and if OneWeb is unable to obtain or continue to obtain licenses or other required intellectual property rights from these third parties on reasonable terms, OneWeb’s business, financial condition, results of operations and prospects could be adversely affected. In addition, OneWeb works with third parties such as vendors, contractors and suppliers for the development and manufacture of components that are integrated into OneWeb’s products and OneWeb’s products may contain technologies provided to it by these third parties. OneWeb may have little or no ability to determine in advance whether any such technologies infringe the intellectual property rights of others. Legal challenges based on these intellectual property rights may impair OneWeb’s ability to use the products and technologies that OneWeb needs in order to operate its business and may materially and adversely affect OneWeb’s business, financial condition, results of operations and prospects.

OneWeb operates in a highly regulated industry and may be subjected to increased regulatory restrictions which could disrupt its service or increase its operating costs.

Telecommunications system operators and service providers are subject to extensive regulation under the laws of various countries and the rules and policies they adopt. International and domestic licensing and certification requirements may cause a delay in the marketing of OneWeb’s services and products, may impose costly fees and procedures on OneWeb’s distributors, sub-distributors, value-added resellers, internet service providers, international licensees, or country representatives, and may give a competitive advantage to larger companies that OneWeb competes with. Although OneWeb believes that OneWeb or its distributors, sub-distributors, value-added resellers, internet service providers, international licensees and country representatives will have obtained all of the necessary licenses required to conduct OneWeb’s business, it may not be possible to obtain, modify or maintain such licenses in the future due to unforeseen shifts in the regulatory environment. OneWeb’s future use of certain orbital planes and radio frequency assignments is subject to the frequency coordination and registration process of the ITU. In the event disputes arise during coordination, the ITU’s radio regulations do not contain mandatory dispute resolution or enforcement mechanisms and neither the ITU specifically, nor does international law generally, provide clear remedies in this situation. Finally, OneWeb’s business could be adversely affected by the adoption of new laws, fees, policies or regulations, or changes in the interpretation or application of existing laws, fees, policies and regulations that modify the present regulatory environment.

Any regulatory interference with the network deployment program could impact the projected launch schedule of OneWeb’s satellite constellation.

Although OneWeb plans to begin launching its satellite constellation in 2018, OneWeb’s launch schedule may be delayed if its network deployment program encounters delays. OneWeb is developing a comprehensive network deployment plan encompassing its satellite constellation and ground network. OneWeb’s ground network deployment depends on the priority of different markets as well as regulatory and licensing requirements. To operate its satellite constellation, OneWeb will need certain licenses and authorizations (including market access and gateway licenses) from the nations in which it intends to provide service and will need coordination agreements with certain satellite operators that have higher ITU priority in the Ku- and Ka- bands.

OneWeb’s operations may be limited or precluded by ITU rules or processes, and OneWeb is required to coordinate OneWeb’s operations with those of other satellite operators.

OneWeb’s use of spectrum is globally coordinated and recorded by, and subject to the frequency rules and regulations of, the ITU. OneWeb cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude OneWeb’s use of some or all of its existing or future orbital locations or spectrum. The ITU established the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU Radio Regulations require later-in-time satellite systems to coordinate their operations with OneWeb, OneWeb cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that OneWeb transmits. This interference could require OneWeb to take steps that could have a material adverse effect on OneWeb’s results of operations, business prospects and financial condition.

Some coordination may be required for ITU spectrum and orbital usage rights.

The U.K., Canada and France have made filings on OneWeb’s behalf with the ITU, which coordinates certain aspects of spectrum usage internationally, and through these filings OneWeb has obtained relative priority over some parties for purposes of interference disputes. For the Ku-band, OneWeb believes that only one entity has higher ITU priority than OneWeb, and for the Ka-band, 11 entities have higher priority over OneWeb’s first filing, and 3 more over its second filing. OneWeb will lose its ITU priority rights if it does not bring satellites into use by November 27, 2019 (for the Ku-band filing), December 18, 2019 (for the first Ka-band filing), and July 18, 2021 (for the second Ka-band filing). Regardless of ITU priority, as an operator of NGSO satellites, OneWeb will have a general obligation not to interfere with GSO satellites in the Ku-band.

OneWeb’s business may be affected by restrictions on satellite market access and landing/terrestrial rights.

Satellite market access and landing rights and terrestrial wireless rights are dependent on the national regulations established by foreign governments, including, but not limited to obtaining national authorizations or approvals and meeting other regulatory, coordination and registration requirements for satellites. Non-compliance with these requirements may result in the loss of the authorizations and licenses to conduct business in these countries, as well as fines or other financial and non-financial penalties for non-compliance with regulations. If that were to be the case, OneWeb could be subject to sanctions and/or other actions by a foreign government that could materially and adversely affect its ability to operate in that country.

In the United States, OneWeb has filed a petition for declaratory ruling to the FCC requesting authorization for the OneWeb system to access the U.S. market (the “OneWeb PDR”). OneWeb has also requested certain waivers of the FCC’s rules in the OneWeb PDR, including a waiver to operate its NGSO satellites in frequency bands allocated for use by GSO satellites. Third parties have filed oppositions to the OneWeb PDR. In addition, in connection with the OneWeb PDR, the FCC initiated a processing round, inviting additional applications and petitions for declaratory rulings from similar NGSO-like satellite systems seeking to operate in the same frequency bands as the OneWeb system. FCC approval of the OneWeb PDR could be delayed. See “Description of Regulations Applicable to OneWeb.”

Licensing difficulties with OneWeb’s gateway earth stations could harm OneWeb’s business.

Due to regulatory and licensing constraints in certain countries in which OneWeb operates, OneWeb is unable to wholly own or majority-own some of the gateway earth stations in its system located outside the United States. As a result of these ownership restrictions, OneWeb will rely on third parties to own and operate some of these gateway earth stations. If OneWeb is unable to establish relationships with these third parties, or if such relationship deteriorate. or where these third parties have been and may continue to be unable or unwilling to bear the cost of operating or maintaining the gateway earth stations, or if there are changes in the applicable domestic regulations that require OneWeb to give up any or all of its ownership interests in any of the gateway earth stations, OneWeb’s control over its satellites could be diminished and its business could be harmed.

OneWeb’s business is subject to extensive government regulation, which mandates how it may operate its business and may increase its cost of providing services and slow its expansion into new markets.

OneWeb’s ownership and operation of a satellite communications system and the sale of products that operate on that system are subject to significant regulation in the United States, including by the FCC, the U.S. Department of Commerce and the U.S. Department of State, and in foreign jurisdictions by similar local authorities. OneWeb’s failure to provide services in accordance with the terms of its licenses or OneWeb’s failure to operate its satellites or ground stations as required by its licenses and applicable laws and government regulations could result in the imposition of government sanctions on OneWeb, including the suspension or cancellation of OneWeb’s licenses. OneWeb’s failure or delay in obtaining the approvals required to operate in other countries would limit or delay its ability to expand its operations into those countries. Any imposition of sanctions or loss of license or failure to obtain the authorizations necessary to distribute its products in the United States or foreign jurisdictions could cause OneWeb to lose sales, hurt its reputation and impair OneWeb’s ability to pursue its business plan.

OneWeb’s business depends on regulatory authorizations issued by regulators that can expire, be revoked or modified, and applications for spectrum licenses and other authorizations that may not be granted.

Generally all satellite, earth stations and other licenses are subject to expiration unless renewed by the regulatory agency. OneWeb’s licenses may expire at various times. There can be no assurance that such regulators will grant applications for new licenses or renew existing ones. If such regulators were to cancel, revoke, suspend, or fail to renew any of OneWeb’s licenses or authorizations, or fail to grant OneWeb’s applications for such licenses, it could have a material adverse effect on OneWeb’s business and prospects. Such authorities may also make changes in the licenses of OneWeb’s competitors that affect OneWeb’s spectrum. Such changes may significantly affect OneWeb’s business in that particular country. Any failure to obtain the authorizations necessary to use its assigned radio frequency spectrum could cause OneWeb to lose sales, hurt its reputation and impair OneWeb’s ability to pursue its business plan.

Risks Relating to the Combination

The Combination is subject to a number of conditions, and may not be completed on the terms or timeline currently contemplated, or at all.

The Combination is expected to close late in the third quarter of 2017 and is subject to a number of closing conditions, some of which are outside of the control of Intelsat and OneWeb. If these conditions are not satisfied or waived, the Combination will not be consummated. If Intelsat is not able to consummate the Exchange Offers or the Affiliates Exchange Offers on the terms required by the Combination Agreement, the Combination may not be consummated. The willingness of the holders of the Issuer’s, ICF’s and Intelsat Jackson’s notes to accept less than the par amount of their claims in the Exchange Offers or the Affiliates Exchange Offers, as applicable, may depend in part on the holders’ assessment of the impact of nonconsummation of the Combination on the trading value of those notes, and their assessment of the trading value of the newly issued notes and the New Common Shares in the event the Combination is consummated. In addition, under certain circumstances, Intelsat or OneWeb may terminate the Combination Agreement if the acquisition has not closed on or prior to February 28, 2018. If the Combination is not completed, the SoftBank Investment will not be completed.

While completion of the Exchange Offers and the Affiliates Exchange Offers would satisfy a condition to the consummation of the Combination, no assurance can be given that the Combination will be consummated even if the Exchange Offers and the Affiliates Exchange Offers are consummated. Under these circumstances, the Exchange Notes will not be mandatorily exchanged into the Final Consideration and holders of the Exchange Notes will maintain the same investment in Intelsat as they had prior to the Exchange Offers.

We may not realize the anticipated benefits of the Combination in the timeframe expected or at all.

The Combination involves the operational integration of two companies that have previously operated independently. The integration of our operations with those of OneWeb is expected to result in financial and operational benefits, including increased revenues, cost savings and other synergies. There can be no assurance, however, as to when or the extent to which we will be able to realize these increased revenues, cost savings or other synergies or benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts. Following the Combination, the size of the business of the combined company and the areas in which it operates will increase beyond the current size of either Intelsat’s or OneWeb’s business or the areas in which each currently operates. The combined company’s future success depends, in part, on its ability to manage this expanded business, which will pose challenges for management, including challenges related to the management and monitoring of new operations. We must integrate or, in some cases, replace or, with respect to OneWeb, develop, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, which may be dissimilar. Moreover, we anticipate that we may incur significant expenses in connection with the integration of our business with OneWeb’s, the development of systems for OneWeb and our efforts to realize expected synergies. Further, OneWeb is just beginning the process of developing its satellite system and does not expect commercial operations to begin until 2018 at the earliest. Difficulties associated with integration could adversely affect the revenues, earnings, cash flows and expenses of Intelsat.

The pendency of the Combination could adversely affect the business and operations of Intelsat and/or OneWeb.

In connection with the pending Combination, some customers or vendors of Intelsat and/or OneWeb may delay or defer decisions, or terminate or seek to modify existing relationships, which could adversely affect the revenues, earnings, cash flows and expenses of Intelsat and/or OneWeb, regardless of whether the Combination is completed. Further, under certain of Intelsat’s and OneWeb’s contracts, the Combination may constitute a change in control, and, therefore, the counterparty may exercise certain rights under the applicable agreement upon the closing of the Combination. Any such counterparty may request modifications of the applicable agreements as a condition to granting a waiver or consent under such agreement.

Similarly, current and prospective employees of Intelsat and/or OneWeb may experience uncertainty about their future roles with Intelsat and/or OneWeb following the Combination, which may materially adversely affect the ability of Intelsat and/or OneWeb to attract, retain and motivate key personnel during the pendency of the Combination.

In addition, due to operating covenants in the Combination Agreement and the Share Purchase Agreement, Intelsat and OneWeb may be unable (without the prior written consent of the other party or SoftBank, as applicable), during the pendency of the Combination, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial. The risks, and adverse effects, of such disruptions could be exacerbated by a delay in the consummation of the Combination or termination of the Combination Agreement or related agreements. These factors could adversely affect the revenues, earnings, cash flows and expenses of Intelsat, regardless of whether the Combination is completed.

The pendency of the Combination or integration of our business with that of OneWeb after completion of the Combination may divert our management’s attention away from operations.

The pendency of the Combination, and/or integration of our and OneWeb’s operations, products, and personnel, and the financing and development of the OneWeb business, following completion of the Combination, may place a significant burden on our and OneWeb’s management and other internal resources. As a result, management’s attention may be diverted away from other business operations. For example, while OneWeb intends to begin launching its Generation I satellite constellation in 2018, this launch schedule may be delayed in the event of a delay in OneWeb’s network deployment plan. See “Risks Related to OneWeb’s Business—An interference with the network deployment program could impact the projected launch schedule of OneWeb’s satellite constellation.” The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could result in a delay of the launch of OneWeb’s satellite constellations or otherwise harm the combined company’s business, financial conditions and results of operation.

Failure to consummate the Combination could adversely affect the future business and financial results of Intelsat.

If the Combination is not completed for any reason, the ongoing businesses of Intelsat may be adversely affected and, without realizing any of the benefits of having completed the Combination, Intelsat will be subject to numerous risks, including the following:

•	having to pay substantial costs relating to the Combination, such as advisor, filing, and other fees that will have already been incurred;

•	experiencing negative reactions from the financial markets, including negative impacts on its stock price or the trading price of its notes, or from its customers, regulators and employees;

•	focusing on the Combination instead of on pursuing other opportunities that could be beneficial to the company, without realizing any of the benefits of having the Combination consummated; and

•	reputational harm due to the adverse perception of any failure to successfully consummate the Combination.

Intelsat cannot assure the holders of its notes that these risks will not materialize and will not materially affect the business, financial results and the trading price of Intelsat’s notes, if the Combination is not consummated. In addition, because the consummation of the Combination is not a condition to the closing of the Exchange Offers, these risks may be applicable whether or not holders participate in the Exchange Offers.

If the Combination is not consummated, Intelsat will not have the access to OneWeb’s satellite constellation that it would have had as a result of the Combination.

As of the date of this Offering Memorandum, SoftBank has entered into the ARSCA, whereby, among other things, Intelsat has contracted for a take-or-pay commitment with SoftBank for $100.0 million of OneWeb’s network capacity over five years after the network is operational, and SoftBank has granted Intelsat distribution rights during the take-or-pay term in the market segments of aero mobility, maritime, mobility, oil and gas (as to certain key customers) and U.S. government capacity services (collectively, the “Intelsat Exclusivity Markets”). Under the ARSCA, Intelsat’s right to resell OneWeb services purchased in accordance with the take-or-pay commitment is exclusive in the Intelsat Exclusivity Market Segments throughout the world, except that SoftBank retains the right to sell OneWeb services directly to customers in the Intelsat Exclusivity Markets.

In connection with the consummation of the Combination, Intelsat and SoftBank are expected to enter into the Intelsat-SoftBank Capacity Purchase Agreement, which will supersede all pre-Combination agreements among Intelsat, SoftBank and OneWeb regarding OneWeb’s network capacity, including the ARSCA. The Intelsat-SoftBank Capacity Purchase Agreement is expected to provide, among other things, that Intelsat will have the right, but not the obligation, to purchase from SoftBank a minimum of $200.0 million of Generation I Capacity annually in Years 1 through 3 following OneWeb’s achievement of Service Stage 2 and a minimum of $300.0 million of Generation I Capacity annually in Year 3 and thereafter for the life of the Generation I satellite constellation (or Year 10 if earlier), and to re-sell such OneWeb capacity to customers of Intelsat, including as part of bundled service offering combinations of OneWeb capacity and Intelsat Capacity. Further, Intelsat and SoftBank intend to use commercially reasonably efforts to jointly develop and mutually agree upon a coordinated go-to-market strategy to, among other things, specify the market segments in which SoftBank and its owned affiliates will sell OneWeb services directly to customers, and the degree of Intelsat’s participation in the distribution of OneWeb services in such markets, and to define Intelsat’s role as a distributor of OneWeb capacity in the market segments in which SoftBank does not plan to distribute OneWeb capacity services. See “Description of Expected Intercompany Agreements and Arrangements.”

If the Combination is not consummated, Intelsat will remain a party to the ARSCA and will not enter into the Intelsat-SoftBank Capacity Purchase Agreement. As a result, Intelsat will only have the $100.0 million take-or-pay commitment with SoftBank to purchase Generation I Capacity and SoftBank will retain the right to sell OneWeb services directly to customers in the Intelsat Exclusivity Markets. To execute on Intelsat’s current strategy, Intelsat will need to negotiate separate agreements with SoftBank and/or OneWeb to purchase additional OneWeb capacity or to obtain exclusivity in certain markets, or will be required to negotiate agreements with third parties to purchase additional LEO capacity to provide to its customers. Any such agreements may be on terms unfavorable to Intelsat. Alternatively, Intelsat may seek to develop its own LEO satellite constellation, which would involve significant capital expenditures.

The failure to obtain required regulatory approvals in a timely manner or any materially burdensome conditions contained in any regulatory approvals could delay or prevent completion of the Combination and diminish the anticipated benefits of the Combination.

Consummation of the Combination is conditional upon the receipt of certain regulatory approvals in the United States and in other jurisdictions under antitrust laws, foreign investment laws, export control laws and satellite and earth station licensing requirements.

Although Intelsat and OneWeb have agreed in the Combination Agreement to use their reasonable best efforts to obtain the requisite regulatory approvals, there can be no assurance that the applicable regulatory approvals will be obtained in a timely manner, or at all. The requirement to receive such approvals before the closing of the Combination could delay the consummation of the Combination. Any delay in completing the Combination, or any additional conditions imposed in order to obtain regulatory approvals to complete the Combination, may adversely affect the synergies and other benefits that Intelsat expects to achieve if the Combination and the integration of the companies’ respective businesses are completed within the expected timeframe and without material additional conditions being imposed, and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Combination.

The combined company will rely on a limited number of key relationships.

There are a limited number of vendors of satellite components, a limited number of companies that are able to launch satellites and a limited number of commercial satellite launch opportunities available in any given time period. Prior to the consummation of the Combination, Intelsat and OneWeb depended on similar customer, vendor and supplier relationships, including with Airbus, and shared relationships with distributors of satellite capacity. After the consummation of the Combination, OneWeb expects to depend on SoftBank to generate a substantial portion of its revenues pursuant to the SoftBank-OneWeb Capacity Distribution Agreement and SoftBank, in turn, expects to generate a portion of its revenues from sub-distributors and re-sellers of satellite capacity, including Intelsat and certain other users of satellite services that previously contracted with OneWeb for capacity. See “Summary—Description of Expected Intercompany Agreements and Arrangements.” In addition, Intelsat currently generates revenues through U.S. government contracts and OneWeb expects to do so in the future. There can be no assurance that the combined company will be able to maintain Intelsat’s and OneWeb’s existing relationships with vendors, customers, distributors and resellers, the loss of any of which could have a material adverse effect on the business and results of operations of the combined company.

The Issuer will depend on the Intercompany Agreements for access to OneWeb capacity.

OneWeb and its subsidiaries will operate separately from the Issuer, and the Issuer will only obtain access to the OneWeb satellite network on arm’s-length terms, including pursuant to the Intercompany Agreements. The terms of the Intercompany Agreements as described in this Offering Memorandum are expected to be in effect at the time of and following the consummation of the Combination, but there can be no assurances that such Intercompany Agreements will be entered into on the timeline anticipated or at all. The terms of certain of the Intercompany Agreements as described in this Offering Memorandum are based on the parties’ understanding of such agreements as of the date of this Offering Memorandum. The Intercompany Agreements that have been executed and are currently in effect may be amended at any time prior to or after the consummation of the Combination, including after the consummation of the Exchange Offers but prior to completion of the Combination. Further, the terms of the Intercompany Agreements that have not been fully negotiated and executed may be materially different from the descriptions set forth elsewhere in this Offering Memorandum and such agreements as finally negotiated and executed may be amended at any time prior to or after consummation of the Exchange Offers and the Combination, including after the consummation of the Exchange Offers but prior to completion of the Combination. In addition, once the terms of the Intercompany Agreements have expired, there can be no assurance that the parties thereto will extend the terms of the Intercompany Agreements or enter into new agreements on terms that are favorable to the Issuer or at all. See “Description of Expected Intercompany Agreements and Arrangements.”

Risks Related to an Investment in Intelsat S.A.’s Common Shares, Including the New Common Shares

The issuance of common shares by Intelsat S.A. in connection with the Combination, the SoftBank Investment, the Exchange Offers and the ICF Exchange Offer could decrease the market price of the New Common Shares.

In connection with the Combination, the SoftBank Investment, the Exchange Offers, and the ICF Exchange Offer, Intelsat S.A. will issue its common shares to OneWeb’s shareholders, SoftBank and its permitted assignees, and to participating noteholders in the Exchange Offers and the ICF Exchange Offer. See “Pro Forma Ownership of Combined Company Post-Closing.” The issuance of such common shares may result in fluctuations in the market price of the New Common Shares, including a share price decline.

Intelsat S.A. does not plan to pay dividends on its common shares for the foreseeable future.

Intelsat S.A. intends to retain its earnings to support the development and expansion of its business, to repay debt and for other corporate purposes and, as a result, Intelsat S.A. does not plan to pay cash dividends on its common shares in the foreseeable future. Intelsat S.A.’s payment of any future dividends will be at the discretion of its board of directors after taking into account various factors, including its financial condition, operating results, cash needs, growth plans and the terms of any indebtedness that Intelsat S.A. or its subsidiaries may be a party to at the time or senior securities it may have issued. The terms of any such indebtedness or senior securities may contain restrictions on its ability to pay any dividends or make any distributions or payments with respect to its capital stock.

Furthermore, Intelsat S.A.’s ability to pay dividends to its shareholders is subject to the restrictions set forth under Luxembourg law and, prior to the consummation of the Combination and the SoftBank Investment, restrictions on the payment of dividends in the Combination Agreement and the Share Purchase Agreement. Intelsat S.A. cannot assure you that it will meet the criteria specified to pay dividends under Luxembourg law in the future, in which case it may not be able to pay dividends on its common shares even if it desired to do so. Accordingly, realization of a gain on the New Common Shares will depend on the appreciation of the price of Intelsat S.A.’s common shares, which may never occur.

Intelsat S.A.’s share price has been volatile and an investment in Intelsat S.A. could lose value.

All of the risk factors discussed in this section could affect Intelsat S.A.’s share price. The timing of announcements in the public market regarding new products, product enhancements or technological advances by Intelsat S.A. or its competitors, and any announcements by Intelsat S.A. or its competitors of acquisitions, major transactions, or management changes could also affect Intelsat S.A.’s share price. Intelsat S.A.’s share price is subject to speculation in the press and the analyst community, including with respect to the consummation of the Combination or the SoftBank Investment, changes in recommendations or earnings estimates by financial analysts, changes in investors’ or analysts’ valuation measures for Intelsat S.A.’s stock, Intelsat S.A.’s credit ratings and market trends unrelated to Intelsat S.A.’s performance. Stock sales by Intelsat S.A.’s directors, officers or other significant holders may also affect Intelsat S.A.’s share price. A significant drop in Intelsat S.A.’s share price could also expose Intelsat S.A. to the risk of securities class action lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect Intelsat S.A.’s business.

Intelsat S.A. is a holding company and depends on its subsidiaries for dividends, distributions and other payments.

There can be no assurance of whether or when Intelsat S.A. may pay dividends in the future. Cash available to pay dividends to its shareholders is derived primarily, if not entirely, from dividends paid to it by its subsidiaries. Intelsat S.A. may also decide to limit the payment of dividends even when it has the ability to pay them in order to retain earnings for use in its business. Further, any lenders making loans to it may impose financial covenants that may be more restrictive than regulatory or legal requirements with respect to the payment of dividends.

The value of an investment in the New Common Shares may be subject to sudden decreases due to the volatility of the price of Intelsat S.A.’s common shares.

The market price of Intelsat S.A.’s common shares may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the other risk factors described in this Offering Memorandum and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, analyst reports, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of Intelsat S.A.’s common shares;

•	investor perception of the Combination and the SoftBank Investment and of the ability to achieve expected benefits from such transactions;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of Intelsat S.A.’s common shares at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

These factors may adversely affect the trading price of Intelsat S.A.’s common shares, regardless of our actual operating performance. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of Intelsat S.A.’s common shares.

Sales of a significant number of Intelsat S.A.’s common shares in the public markets, or the perception of such sales, could depress the market price of Intelsat S.A.’s common shares, and Intelsat S.A.’s shareholders are subject to dilution by future issuances of Intelsat S.A. common shares or shares convertible into or exchangeable or exercisable for Intelsat S.A. common shares.

Sales, or the perception of sales, of a substantial number of Intelsat S.A.’s common shares in the public markets and the availability of those shares for sale could adversely affect the market price of Intelsat S.A.’s common shares. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of existing shareholders, including you, and could cause the market price of Intelsat S.A.’s common shares to decline. Intelsat S.A. may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional common or preferred shares or convertible securities could be substantially dilutive to its existing shareholders. Moreover, to the extent that Intelsat S.A. issues restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase its common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, its shareholders may experience further dilution. Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares of any class against cash contributions. However, under Intelsat S.A.’s articles of association, the board of directors has been authorized to waive, limit or suppress such pre-emptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board of directors in respect of such waiver by its general meeting of shareholders. Intelsat S.A. expects that its board of directors will adopt such limitation. In particular, Intelsat S.A. will be seeking such an authorization to suppress such pre-emptive subscription rights with respect to the common shares issued in the Combination, SoftBank Investment, Exchange Offers, and ICF Exchange Offer, including with respect to the New Common Shares. Therefore, such sales or offerings could result in increased dilution to its shareholders. Additionally, the Series B Preferred Shares to be issued in the SoftBank Investment are convertible into common shares of Intelsat S.A. in certain circumstances, and such conversion could further dilute the voting power of Intelsat S.A.’s existing shareholders. See “The Combination Agreement, the Combination and the Related Transactions—Terms of Series B Preferred Shares.” We cannot predict the effect that such future sales of Intelsat S.A.’s common shares would have on the market price of Intelsat S.A.’s common shares.

Intelsat S.A.’s common shares, including the New Common Shares, are, and will be, subordinate to its existing and future indebtedness.

Intelsat S.A.’s common shares are equity interests and do not constitute indebtedness of the Company. This means that the common shares rank junior to all of the Company’s existing and future indebtedness and the Company’s other non-equity claims with respect to assets available to satisfy claims against the Company, including claims in the event of a liquidation.

Intelsat S.A.’s common shares, including the New Common Shares, are, and will be, subordinate to its existing and future preferred shares.

Pursuant to the SoftBank Investment, Intelsat S.A. will issue Series B Preferred Shares that will be senior to its common shares, including the New Common Shares, and could adversely affect the ability of Intelsat S.A. to declare or pay dividends or distributions of common shares. Under the terms of the Series B Preferred Shares, Intelsat S.A. is prohibited from paying dividends on its common shares unless all dividends for the latest dividend period on all outstanding shares of Series B Preferred Shares have been declared and paid in full, or declared and a sum sufficient for the payment of those dividends has been set aside. The Series B Preferred Shares are also entitled to participate pari passu with respect to dividends and distributions paid on Intelsat S.A.’s common shares. See “The Combination Agreement, the Combination and the Related Transactions—Terms of Series B Preferred Shares.”

Intelsat S.A.’s common shares could cease to be listed on the New York Stock Exchange.

Intelsat S.A.’s common shares are currently listed on the NYSE under the symbol “I.” Intelsat S.A. may not be able to meet the continued listing requirements of the NYSE, or become subject to additional requirements by the NYSE for continued listing that it may be unable to satisfy. If Intelsat S.A. is unable to satisfy the requirements of the NYSE for continued listing, its common shares would be subject to delisting. Any delisting could have a material adverse effect on its share price which, among other things, could cause a downgrade in its debt ratings potentially resulting in increased interest and other financial expenses related to future borrowings, and could further restrict its, or its subsidiaries’, access to additional capital.

The New Common Shares will not be registered or subject to registration rights. There is no assurance that you will be able to transfer or resell New Common Shares at the time or price desired.

Intelsat S.A. does not intend to register any of the New Common Shares under the Securities Act, and it is not obligated to file a registration statement with the SEC covering the resale of the New Common Shares or to make a registered offer to exchange the New Common Shares for publicly tradable shares. The New Common Shares may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Intelsat S.A. cannot guarantee the ability of holders to sell, or the price at which holders may be able to sell, their New Common Shares. The New Common Shares are subject to restrictions on transfer, which are described under “Transfer Restrictions” in this Offering Memorandum.

Holders of New Common Shares may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Intelsat S.A.’s corporate affairs are governed by its articles of association and by the laws governing joint stock companies organized under the laws of Luxembourg as well as such other applicable local law, rules and regulations. The rights of Intelsat S.A.’s shareholders and the responsibilities of its directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about Intelsat S.A. than is regularly published by or about U.S. issuers. In addition, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, holders of New Common Shares may have more difficulty protecting their interests in connection with actions taken by Intelsat S.A., Intelsat S.A.’s directors and officers or Intelsat S.A.’s principal shareholders, including the enforcement of a judgment or court order, than they would as shareholders of a corporation incorporated in the United States.

As a foreign private issuer within the meaning of the NYSE’s corporate governance rules, Intelsat S.A. is permitted to rely on exemptions from certain NYSE corporate governance standards, which may afford less protection to our shareholders.

As a foreign private issuer, Intelsat S.A. is permitted to follow home country practice in lieu of certain NYSE rules, including those requiring listed companies to have a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. Luxembourg law, the law of Intelsat S.A.’s home country, does not require that a majority of its board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee, and its board may thus not include, or include fewer, independent directors than would be required if it were subject to the NYSE rules applicable to most U.S. companies. These rules may provide less protection to our shareholders than the NYSE rules applicable to U.S. listed companies.

Provisions in Intelsat S.A.’s articles of association may delay or prevent an acquisition by a third party.

Intelsat S.A.’s articles of association, including those that are expected to be effective in connection with completion of the Combination, as well as Luxembourg corporate law, will contain certain provisions that may make it more difficult or expensive for a third party to acquire control of Intelsat S.A. without the approval of its board of directors and, if required, our shareholders. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common shares. The provisions of our articles of association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common shares in the future, which could reduce the market price of our common shares.

Intelsat may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. holders of Intelsat common shares to significant adverse tax consequences.

Intelsat will be classified as a passive foreign investment company (a “PFIC”) in a particular taxable year if, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) or (ii) 50% or more of the value of its assets during such year (determined on the basis of quarterly averages) produces or is held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Intelsat and its subsidiaries may not derive sufficient non-passive revenues or hold sufficient non-passive assets to avoid being classified as a PFIC.

The determination of PFIC status is an annual determination, cannot be made until the close of a taxable year, involves extensive factual investigation (including ascertaining the fair market value of all assets on a quarterly basis and the character of each item of income earned), and is subject to uncertainty in several respects (including with respect to the impact, if any, of the Combination and the SoftBank Investment). Intelsat does not expect to make any determination as to its potential classification as a PFIC during any taxable year. If Intelsat were to be treated as a PFIC, holders of Intelsat common shares that are United States persons (for U.S. federal income tax purposes) would be subject to increased tax liability (generally including an interest charge on certain taxes treated as having been deferred under the PFIC rules) on gain realized on any sale, exchange or disposition of Intelsat common shares and on the receipt of certain “excess distributions” received with respect to such shares unless such holder makes certain elections. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their Intelsat common shares.

PRO FORMA OWNERSHIP OF COMBINED COMPANY POST-CLOSING

As described elsewhere in this Offering Memorandum:

•	Intelsat will issue to OneWeb shareholders as consideration in the Combination, on the terms and subject to the conditions set forth in the Combination Agreement, 66 Intelsat voting common shares for each OneWeb ordinary share and each OneWeb preferred share outstanding as of the Combination Date;

•	Intelsat will issue to SoftBank and its permitted assignees in the SoftBank Investment, on the terms and subject to the conditions set forth in the Share Purchase Agreement, a number of Intelsat voting common shares such that, immediately following completion of the transactions, SoftBank and its affiliates will own 39.9% of the outstanding voting common shares of the combined company (and an additional number of Series B Preferred Shares); and

•	Intelsat will issue to participating Intelsat noteholders in the Exchange Offers and the ICF Exchange Offer, on the terms and subject to the conditions set forth in this Offering Memorandum and the applicable offering memorandums, up to 6,338,546 Intelsat voting common shares (depending on the participation levels in the Exchange Offers and ICF Exchange Offer), which, after giving effect to the shares issued to OneWeb shareholders as consideration in the Combination, and to SoftBank and its permitted assignees in the SoftBank Investment, would equal approximately 1.0% of the outstanding voting common shares of the combined company as of February 28, 2017, subject to dilution by any other equity issuances after such date, including any dilution that has occurred between such date and the date of this Offering Memorandum.

Accordingly, based on the number of Intelsat voting common shares issued and outstanding as of February 28, 2017 (118,032,385 shares) and assuming no further issuances of voting common shares, or vesting or exercise of equity awards for voting common shares, between such date and the closing of the Combination, and information provided by OneWeb regarding its expected capitalization and ownership at completion of the Combination, and assuming SoftBank does not assign any of its rights to purchase voting common shares to any non-affiliates under the Share Purchase Agreement, after giving effect to completion of the Combination, the SoftBank Investment, the Exchange Offers (assuming 100% participation in the Exchange Offers), and the ICF Exchange Offer (assuming 100% participation in the ICF Exchange Offer), it is expected that:

•	Intelsat would issue approximately 454.4 million Intelsat voting common shares to OneWeb shareholders in connection with the Combination;

•	Intelsat would issue approximately 51.5 million Intelsat voting common shares and 294.5 million Series B Preferred Shares to SoftBank and its affiliates in consideration of the SoftBank Investment; and

•	Intelsat would issue approximately 6.3 million Intelsat voting common shares to participating Intelsat noteholders in connection with the Exchange Offers and the ICF Exchange Offer;

resulting in the following ownership of the combined company on a pro forma basis after giving effect to completion of the Combination, SoftBank Investment, Exchange Offers and ICF Exchange Offer (and assuming 100% participation in such Exchange Offers and ICF Exchange Offer):

The Series B Preferred Shares will convert to voting common shares upon (i) transfer thereof by SoftBank or its affiliated funds to unaffiliated third parties or (ii) transfer by SoftBank or its affiliated funds of the voting common shares owned thereby, such that after such transfer the percentage of voting common shares beneficially owned by SoftBank and its affiliated funds equals 39.9% (or such lesser percentage as may result from a conversion of all Series B Preferred Shares then outstanding). In the event that all of the Series B Preferred Shares were converted to voting common shares on the date of the Combination, after giving pro forma effect to the Combination, SoftBank Investment, Exchange Offers, and ICF Exchange Offer (and assuming 100% participation in such Exchange Offers and ICF Exchange Offer) and such conversion, the proportion of voting common shares of Intelsat participating noteholders would be reduced to 0.7%. See “Summary—Description of the Combination Agreement, the Share Purchase Agreement, the Combination, the SoftBank Investment and the Related Transactions—Terms of the Series B Preferred Shares.”

*	It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals in accordance with the SoftBank Vision Fund agreements, SoftBank’s investment position in Intelsat S.A. will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016 (i) on an actual basis, (ii) on an as as-adjusted basis for the completion of the January Debt Exchanges (as defined below), (iii) on an as-adjusted basis for the completion of the January Debt Exchanges and after the consummation of the Exchange Offers and Affiliates Exchange Offers (and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers) but before the Mandatory Exchanges and Affiliates Mandatory Exchanges, (iv) on an as-adjusted basis for the completion of the January Debt Exchanges and after the consummation of the Exchange Offers and Affiliates Exchange Offers (and assuming 85% participation in the Exchange Offers and Affiliates Exchange Offers) and including the Mandatory Exchanges and Affiliates Mandatory Exchanges, but without giving effect to any financing at OneWeb and its subsidiaries, including the OneWeb Satellite Financing, and (v) on the same basis as clause (iv), but assuming 100% participation in the Exchange Offers and Affiliates Exchange Offers rather than 85%. The information in this table should be read in conjunction with the consolidated financial statements and the related notes contained in the Annual Report, incorporated by reference in this Offering Memorandum.

	As of December 31, 2016
	Actual	As Adjusted for the January Debt Exchanges (2)	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
	(in thousands)
Long-term debt:
Intelsat Luxembourg:
6.75% Senior Notes due June 2018(2)	$500,000	$96,650	$96,650	$96,650	$96,650
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	(5,746)	(1,213)	(1,213)	(1,213)	(1,213)
7.75% Senior Notes due June 2021(2)(7)	2,000,000	2,000,000	1,132,293	1,132,293	979,168
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(16,588)	(16,588)	(9,391)	(9,391)	(8,121)
8.125% Senior Notes due June 2023(2)(7)	1,000,000	1,000,000	244,914	244,914	111,663
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(9,764)	(9,764)	(2,391)	(2,391)	(1,090)
12.5% Senior Notes due November 2024(7)	—	403,350	403,350	403,350	403,350
Unamortized prepaid debt issuance costs on 12.5% Senior Notes due 2024	—	(2,002)	(2,002)	(2,002)	(2,002)
7.75% Exchange Notes due June 2021(2)	—	—	867,707	—	—
Unamortized prepaid debt issuance costs on 7.75% Exchange Notes	—	—	(7,197)	—	—
8.125% Exchange Notes due June 2023(2)	—	—	755,086	—	—
Unamortized prepaid debt issuance costs on 8.125% Exchange Notes	—	—	(7,373)	—	—
Total Intelsat Luxembourg obligations	3,467,902	3,470,433	3,470,433	1,862,209	1,578,405
Intelsat Connect Finance:
12.5% Senior Notes due April 2022(3)	$731,884	$731,892	$109,784	$109,784	$—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(297,257)	(297,257)	(44,589)	(44,589)	—
12.5% Exchange Notes due April 2022(3)	—	—	622,108	—	—
Unamortized prepaid debt issuance costs and discount on 12.5% Exchange Notes	—	—	(252,668)	—	—

Total Intelsat Connect Finance obligations	434,627	434,635	434,635	65,195	—

	As of December 31, 2016
	Actual	As Adjusted for the January Debt Exchanges (2)	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
	(in thousands)
Intelsat Jackson:
Senior Secured Credit Facilities due June 2019(4)	$3,095,000	$3,095,000	$3,095,000	$3,095,000	$3,095,000
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities and Jackson Revolver	(21,682)	(21,682)	(21,682)	(21,682)	(21,682)
9.5% Senior Secured Notes due September 2022(4)	490,000	490,000	490,000	490,000	490,000
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(20,243)	(20,243)	(20,243)	(20,243)	(20,243)
8.00% Senior Secured Notes due February 2024(4)	1,349,678	1,349,678	1,349,678	1,349,678	1,349,678
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(6,005)	(6,005)	(6,005)	(6,005)	(6,005)
Total Secured Intelsat Jackson obligations	4,886,748	4,886,748	4,886,748	4,886,748	4,886,748
7.25% Senior Notes due October 2020(5)	2,200,000	2,200,000	330,000	330,000	—
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(6,756)	(6,756)	(1,013)	(1,013)	—
7.25% Senior Notes due April 2019(5)	1,500,000	1,500,000	225,000	225,000	—
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(5,886)	(5,886)	(883)	(883)	—
7.5% Senior Notes due April 2021(5)	1,150,000	1,150,000	172,500	172,500	—
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(6,828)	(6,828)	(1,024)	(1,024)	—
5.5% Senior Notes due August 2023(5)	2,000,000	2,000,000	300,000	300,000	—
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(14,900)	(14,900)	(2,235)	(2,235)	—
7.25% Exchange Notes due April 2019(5)	—	—	1,275,000	—	—
Unamortized prepaid debt issuance costs on 7.25% Exchange Notes	—	—	(5,003)	—	—
7.25% Exchange Notes due October 2020(5)	—	—	1,870,000	—	—
Unamortized prepaid debt issuance costs and premium on 7.25% Exchange Notes	—	—	(5,743)	—	—
7.5% Exchange Notes due April 2021(5)	—	—	977,500	—	—
Unamortized prepaid debt issuance costs on 7.5% Exchange Notes	—	—	(5,804)	—	—
5.5% Exchange Notes due August 2023(5)	—	—	1,700,000	—	—
Unamortized prepaid debt issuance costs on 5.5% Exchange Notes	—	—	(12,665)	—	—
6.75% Final Notes(6)	—	—	—	2,560,410	3,177,151
Unamortized prepaid debt issuance costs and discount on 6.75% Final Notes	—	—	—	45,962	58,579
7.25% Final Notes(6)	—	—	—	1,891,130	2,365,250

Unamortized prepaid debt issuance costs and discount on 7.25% Final Notes	—	—	—	(21,739)	(21,739)
Total Secured Intelsat Jackson obligations	6,815,630	6,815,630	6,815,630	5,498,109	5,579,241

	As of December 31, 2016
	Actual	As Adjusted for the January Debt Exchanges (2)	Pro Forma for Exchange Offers and Affiliates Exchange Offers	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (85%)	Pro Forma for Exchange Offers and Affiliates Exchange Offers, Including Mandatory Exchanges and Affiliates Mandatory Exchanges (100%)
	(in thousands)
Total Intelsat Jackson obligations	11,702,378	11,702,378	11,702,378	10,384,857	10,465,989

Eliminations:
6.75% Senior Notes due June 2018 owned by Intelsat Connect Finance	$(402,570)	$—	$—	$—	$—
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	5,490	957	957	957	957
7.75% Senior Notes due June 2021 owned by Intelsat Connect Finance	(979,168)	(979,168)	(979,168)	(979,168)	(979,168)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	8,121	8,121	8,121	8,121	8,121
8.125% Senior Notes due June 2023 owned by Intelsat Connect Finance	(111,663)	(111,663)	(111,663)	(111,663)	(111,663)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	1,090	1,090	1,090	1,090	1,090
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes due 2022	71,877	71,877	71,877	71,877	71,877
12.5% Senior Notes due April 2024	—	(402,595)	(402,595)	(402,595)	(402,595)
Unamortized prepaid debt issuance costs on 12.5% Senior Notes due 2024	—	1,998	1,998	1,998	1,998

Total eliminations:	(1,406,823)	(1,409,383)	(1,409,383)	(1,409,383)	(1,409,383)

Total Intelsat long-term debt	$14,198,084	$14,198,063	$14,198,063	$10,902,878	10,635,011

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,634,145)	(3,637,145)	(2,148,539)	(1,884,699)
Noncontrolling interest	24,147	24,147	24,147	24,147	24,147

Total Intelsat capitalization	$10,588,086	$10,588,065	$10,585,065	$8,778,486	$8,774,459

(1)	ICF’s offer to exchange 12.50% Senior Notes due 2022 issued by ICF for 6.75% Senior Notes due 2018 issued by Intelsat Luxembourg, 7.75% Senior Notes due 2021 issued by Intelsat Luxembourg, and 8.125% Senior Notes due 2023 issued by Intelsat Luxembourg, and Intelsat Luxembourg’s offer to exchange 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg for its 6.75% Senior Notes due 2018, are collectively referred to as the “January Debt Exchanges.”
(2)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings and Intelsat Investments.
(3)	Guaranteed by Intelsat Luxembourg.
(4)	Guaranteed by ICF, and certain of Intelsat Jackson’s subsidiaries.
(5)	Guaranteed by Intelsat S.A., Intelsat Investment Holdings, Intelsat Holdings, Intelsat Investments, Intelsat Luxembourg, ICF, and certain of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement and Secured Notes.
(6)	Guaranteed by Intelsat S.A., Intelsat Luxembourg, ICF, and each of Intelsat Jackson’s subsidiaries that guarantees Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement.
(7)	Intelsat or one of its subsidiaries hold this debt in the following amounts: $979,168,000 of Lux Existing 2021 Notes, $111,663,000 of Lux Existing 2023 Notes, $402,595,000 of 12.50% Senior Notes due 2024 issued by Intelsat Luxembourg.